Filed Pursuant to Rule 424(b)(5)
File No. 333-124779
PROSPECTUS SUPPLEMENT
(To Prospectus dated July 6, 2005)

4,700,000 Shares

Common Stock

We are offering all of the 4,700,000 shares of common stock offered by this prospectus supplement.

Our common stock is listed on the NASDAQ Global Market under the symbol “CYPB.” On May 30, 2007, the last reported sale price for our common stock was $16.31.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$15.50	$72,850,000

Underwriting discounts and commissions	$0.58	$2,726,000

Proceeds, before expenses, to us	$14.92	$70,124,000

The underwriters may also purchase up to an additional 705,000 shares of common stock from us at the public offering price, less underwriting discounts and commissions payable by us to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $3,134,900, and the total proceeds, before expenses, to us will be $80,642,600.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about June 5, 2007.

Sole Book-Running Manager

UBS Investment Bank

CIBC World Markets	Jefferies & Company

The date of this prospectus supplement is May 30, 2007.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information. To the extent the information contained in this prospectus supplement differs from or conflicts with the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized, and the underwriters have not authorized, anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only and that any information we have incorporated by reference or included in the accompanying prospectus is accurate only as of the date given in the document incorporated by reference or as of the date of the prospectus, as applicable, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus supplement or the accompanying prospectus to “Cypress,” the “Company,” “we,” “us” and “our” refer to Cypress Bioscience, Inc.

S-i

Prospectus supplement summary

This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” sections, as well as the financial statements and the other information incorporated by reference herein before making an investment decision.

COMPANY OVERVIEW

We are committed to being the innovator and leader in providing products for the treatment of patients with Functional Somatic Syndromes and other central nervous system disorders. Specifically, our strategy involves acquiring or in-licensing central nervous system, or CNS, active compounds and developing them for novel and typically underserved indications. The term Functional Somatic Syndromes refers to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found upon physical examination and include many overlapping pain and psychiatric conditions. We pursue opportunities to acquire or in-license CNS active compounds in the areas in which the brain and body overlap, where CNS mechanisms have a strong influence on somatic or bodily symptoms, and our ongoing development program is representative of this strategy.

Our goal is to be one of the leading companies to commercialize a product approved in the United States for the treatment of Fibromyalgia Syndrome, or FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. We are collaborating with Forest Laboratories, Inc., or Forest Laboratories, a leading marketer of CNS drugs with a strong franchise in the primary care and psychiatric markets, for the development and marketing of milnacipran, our lead product candidate for the treatment of FMS.

In September 2005, we announced the top-line results from the first Phase III trial for milnacipran. Although the results did not achieve statistical significance at the p<0.05 level, we believed the preliminary results supported continuation of the development program and the planned development program for milnacipran is continuing.

On May 22, 2007, we announced top-line results from our second Phase III trial for milnacipran, which was a 1,196 patient randomized, three month, double-blind, placebo-controlled pivotal Phase III study. The results demonstrate statistically significant therapeutic effects of milnacipran as a treatment of FMS. At this time, we have only been able to review initial top-line results and further analyses will be completed in the coming weeks to examine the results in greater detail. This more detailed analysis may demonstrate that the results are not as favorable as we initially believed or may lead us to different conclusions regarding the statistical significance of the data from the second Phase III clinical trial.

In the study, patients were randomized to receive either 200mg per day of milnacipran, 100mg per day of milnacipran or placebo. The primary pre-defined endpoints of this trial were composite responder assessments to evaluate either the treatment of the pain associated with FMS or the overall treatment of FMS. This composite responder analysis approach, which requires a clinically meaningful improvement in multiple domains, captures in one endpoint improvement in numerous symptoms which comprise FMS.

The treatment of pain associated with FMS was assessed by evaluating pain as measured by the Patient Experience Diary, or PED, and the overall impression of patient well-being as measured by the Patient Global Impression of Change, or PGIC, for patients receiving either dose of milnacipran compared to placebo. The difference between active doses and placebo was assessed by a responder analysis with a responder defined as a subject experiencing both a 30% or greater reduction in pain compared to baseline as measured by a visual analog scale and a self assessment of his or her condition by the patient of either “much” or “very much” improved compared to baseline.

The broader evaluation of treatment of FMS was assessed by evaluating pain as measured by the PED, the overall impression of patient well being as measured by the PGIC and an analysis of physical function as measured by the SF-36 Physical Component Summary for patients receiving either dose of milnacipran compared to placebo. The difference between active doses and placebo was assessed by a responder analysis with a responder defined as a subject meeting the criteria for the treatment of pain associated with FMS and in addition showing improvement in physical function as assessed by the SF-36 Physical Component Summary.

With respect to the treatment of pain associated with FMS, this endpoint showed statistically significant improvement for milnacipran compared to placebo for patients receiving 200mg per day of milnacipran (p = 0.004) and for patients receiving 100mg per day of milnacipran (p=0.025). These results were analyzed using the Baseline Observation Carried Forward, or BOCF, analysis, as agreed to with the U.S. Food and Drug Administration, or FDA. With respect to the broader treatment of FMS, this endpoint also showed statistically significant improvement for milnacipran compared to placebo for both the 200mg per day dose (p=0.015) and 100mg per day dose (p=0.011) using the BOCF analysis. In addition, when analyzed according to the pre-specified analysis plan both the pain and the PGIC components of the composite endpoint individually achieved statistical significance in favor of milnacipran at both doses and the SF-36 Physical Component Summary met statistical significance at one dose. In the first Phase III study, using the prospectively defined Last Observation Carry-forward, or LOCF, analysis, the p-value for patients receiving 200mg per day of milnacipran for the treatment of pain associated with FMS analysis was 0.058. In an analysis using the FDA-recommended BOCF analysis, the p-value for patients receiving 200mg per day of milnacipran for this same endpoint was 0.048. Subject to a favorable review of the full study results for the just completed trial and based in part on communication with the FDA, we and Forest Laboratories would plan to submit a New Drug Application, or NDA, including data from this study and the first Phase III study for milnacipran around the end of 2007.

We expect to receive a $5.0 million milestone payment from Forest Laboratories in June 2007 in light of the results of our second Phase III trial for milnacipran.

We also have an ongoing additional third Phase III study that was initiated in the first quarter of 2006. We expect to announce initial results from this third trial in the first half of 2008. As agreed upon with the FDA, this is a three month study. Additionally, in April 2006, Pierre Fabre Medicament, or Pierre Fabre, in collaboration with Cypress and Forest Laboratories, commenced in Europe a Phase III trial for milnacipran for the treatment of FMS.

We obtained an exclusive license for milnacipran from Pierre Fabre in 2001. Milnacipran has been marketed outside of the United States since 1997 as an antidepressant and has been used by over 3,000,000 patients worldwide. We paid Pierre Fabre an upfront payment of $1.5 million in connection with the execution of the original license agreement in 2001 and a $1.0 million milestone payment in September 2003 and issued Pierre Fabre 1,000,000 shares of common stock and warrants to purchase 300,000 shares of common stock in connection with an amendment to the agreement with Pierre Fabre. Additionally, we are obligated to pay Pierre Fabre 5% of any upfront and milestone payments received from Forest Laboratories as a sublicense fee, and we expect to make a $250,000 payment in June 2007 based on the $5.0 million milestone payment we expect to receive from Forest Laboratories for our successful second Phase III trial for milnacipran. We have already paid Pierre Fabre $1.25 million under these obligations. After a total of $7.5 million has been paid, any additional sublicense fees are credited against any subsequent milestone and royalty payments owed by us to Pierre Fabre. If not used, these credits are carried forward to subsequent years. Additional payments to Pierre Fabre of up to a total of $4.5 million will be due to Pierre Fabre based on meeting certain clinical and regulatory milestones. As part of our agreements with Forest Laboratories and Pierre Fabre, we have licensed any patents that may issue from our patent applications related to FMS and milnacipran to Forest Laboratories and Pierre Fabre. Under our agreement with Forest Laboratories, we sublicensed our rights to milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada.

Additionally, Forest Laboratories assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approval, as well as a specified number of our employees. However, we agreed upon an alternative cost sharing arrangement with Forest Laboratories for the recently completed second Phase III trial only. In connection with this arrangement, the amount of funding that we receive from Forest Laboratories for certain of our employees was eliminated as of the fourth quarter in 2004 for the second Phase III trial only, and we have paid for a majority of the external costs of the second Phase III trial only, which amounts will be reimbursed to us by Forest Laboratories in two installments based on future events related to the NDA process so long as this trial is used as one of the two required pivotal trials in the NDA submission to the FDA. Forest Laboratories is funding the third Phase III clinical trial, including a specified number of our employees that are assisting with the conduct of that clinical trial. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, while we have the option to co-promote up to 25% of the total physician details using our own sales force and would be reimbursed by Forest Laboratories in an amount equal to Forest Laboratories’ cost of providing the equivalent detailing calls.

We are continuing to evaluate various other potential strategic transactions, including the potential acquisition of products, product candidates, technologies and companies, and other alternatives.

CORPORATE INFORMATION

Our principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121, and our telephone number is (858) 452-2323. We maintain a worldwide website at www.cypressbio.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site.

The offering

Common stock offered by us	4,700,000 shares

Common stock to be outstanding after this offering	36,995,131 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $69.8 million after deducting underwriting discounts and commissions and estimated offering costs, payable by us, or approximately $80.3 million if the underwriters exercise their over-allotment option in full. We intend to use the net proceeds from this offering to acquire, in-license or invest in products, product candidates, technologies and companies that are complementary to our own, and, if we exercise our option to do so, to co-promote milnacipran if milnacipran receives FDA approval, under our agreement with Forest Laboratories, and, if relevant to co-promote other products we may acquire or in-license, and for working capital and general corporate purposes.

Dividend policy	We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

NASDAQ Global Market Symbol	CYPB

The number of shares of our common stock to be outstanding after this offering is based upon the number of our shares outstanding as of May 25, 2007 and excludes, as of that date:

➢	up to 4,599,561 shares that may be issued upon the exercise of outstanding options granted pursuant to our stock option plans at a weighted average exercise price of $7.44 per share;

➢	up to 362,656 shares that may be issued upon exercise of outstanding warrants at a weighted average exercise price of $6.82 per share; and

➢	2,278,712 shares of common stock available for future grants under our equity compensation plans.

Except as otherwise indicated, information in this prospectus supplement assumes no exercise by the underwriters of their over-allotment option.

Summary financial data

The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing in our Annual Report on Form 10-K for the year ended December 31, 2006 and our unaudited financial statements and the related notes appearing in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, which are incorporated herein by reference. We have prepared this information using our audited financial statements for the years ended December 31, 2004, 2005 and 2006 and our unaudited financial statements for the three months ended March 31, 2006 and 2007. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. These historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2007 should not be considered indicative of results to be expected for the full fiscal year.

	Years Ended			Three Months Ended
	December 31,			March 31,
Statement of Operations Data:	2004	2005	2006	2006	2007

Revenues under collaborative agreement	$14,414,619	$8,384,636	$4,322,468	$1,216,140	$960,851
Costs and expenses:
Research and development	15,650,328	15,839,737	9,184,404	3,608,160	994,386
General and administrative	11,762,813	5,448,160	8,379,031	2,157,898	2,267,312
Compensation benefit—variable stock options	(699,033)	(1,749,135)	—	—	—

	26,714,108	19,538,762	17,563,435	5,766,058	3,261,698
Other income (expense):
Interest income	1,092,404	2,525,327	4,993,635	1,016,489	1,188,112
Interest expense	(5,826)	(2,382)	—	—	—
Gain (loss) on disposal of assets	(2,095)	4,186	—	—	—

	1,084,483	2,527,131	4,993,635	1,016,489	1,188,112

Net loss	$(11,215,006)	$(8,626,995)	$(8,247,332)	$(3,533,429)	$(1,112,735)

Net loss per share—basic and diluted	$(0.40)	$(0.28)	$(0.26)	$(0.11)	$(0.03)

Shares used in computing net loss per share—basic and diluted	27,764,975	31,105,271	32,094,785	32,018,307	32,262,555

	As of March 31, 2007
Balance Sheet Data:	Actual	As Adjusted(1)

Cash, cash equivalents and short-term investments	$102,255,847	$172,079,847
Total assets	103,111,943	172,935,943
Total stockholders’ equity	87,540,285	157,364,285
Working capital(2)	99,169,227	168,993,227

(1)	This column is adjusted to give effect to our issuance and sale of the 4,700,000 shares of common stock being sold in this offering, after deducting underwriting discounts and commissions and estimated offering costs payable by us.

(2)	Working capital represents current assets less current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein before deciding to invest in our common stock.

RISKS RELATING TO OUR BUSINESS

There are limited data regarding milnacipran as a treatment of FMS and it may not work for FMS, or there may be safety issues with its use in this patient population.

There are limited data supporting the use of milnacipran for the treatment of FMS and no data, other than our recently completed second phase III trial for FMS, supporting the use of milnacipran for indications other than FMS and depression. In September 2005, we reported top line results from our first Phase III clinical trial for patients with FMS and our trial did not achieve statistical significance on our primary endpoint. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial and our two Phase III trials. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of the product candidate. Although we intend to submit an NDA using our first and second Phase III clinical trials, the first trial may not qualify as one of the registration quality studies necessary to support an application to the FDA. A more detailed analysis of the results of our second Phase III trial may demonstrate that the results are not as favorable as we initially believed or may lead us to different conclusions regarding the statistical significance of the data from the second Phase III clinical trial. It is also possible that our ongoing third Phase III trial for milnacipran will not achieve statistical significance or will otherwise generate data that is unfavorable. We experienced higher patient drop out rates in our first and second Phase III trials than in our Phase II trial for milnacipran. In general, in clinical trials the goal is to retain as many patients as possible so that the results are more easily interpretable. Milnacipran may not prove to be effective to treat FMS in future clinical trials. In addition, although we believe based on our analysis of the data, that the effect was durable, further studies may prove that any positive effects from patients taking milnacipran may not be durable. Furthermore, even if we elect to pursue the development of milnacipran for any other Functional Somatic Syndromes, such as Irritable Bowel Syndrome, or IBS, it may not prove to be effective.

In addition, all or any of our clinical trials may reveal that milnacipran is not safe. The FDA has never approved a drug for the treatment of FMS. If milnacipran is not demonstrated to be a safe and effective treatment for FMS to the satisfaction of the FDA or other regulatory agencies, including because we do not comply with the Special Protocol Assessment, we will not receive regulatory approval and our business would be materially harmed. Furthermore, the recent publicity related to safety issues in the market may make approval of any drug by the FDA more difficult.

We are dependent on our collaboration with Forest Laboratories to develop and commercialize milnacipran and to obtain regulatory approval. Events or circumstances may occur that delay or prevent the development and commercialization of milnacipran.

Pursuant to the terms of our collaboration agreement with Forest Laboratories, we granted Forest Laboratories an exclusive sublicense for the development and marketing of milnacipran, for all indications in the United States, with an option to extend the territory to include Canada. In addition,

Risk factors

Forest Laboratories has the option to acquire an exclusive license from us in the United States, and potentially Canada, to any compounds developed under our agreement with Collegium Pharmaceutical, Inc. Forest Laboratories is responsible for funding the development of milnacipran, including clinical trials and regulatory approval, other than the external costs of the second Phase III trial, which we have agreed to fund. If the FDA approves this product candidate, Forest Laboratories will also have primary responsibility for the marketing and sale of the approved product and will share responsibility for compliance with regulatory requirements. We have limited control over the amount and timing of resources that Forest Laboratories will dedicate to the development, approval and marketing of milnacipran. Further, it is possible that they may terminate development and our license agreement with them. Even if they continue to develop milnacipran, they may do so on a slower timeline than originally predicted. We are conducting a third Phase III clinical trial for which enrollment is targeted at 800 patients, and with other competing fibromyalgia trials ongoing, we may experience slower enrollment than we predict, which may also cause our development timeline to be extended. Our ability to generate milestone and royalty payments from Forest Laboratories depends on Forest Laboratories’ ability to establish the safety and efficacy of milnacipran, obtain regulatory approvals and achieve market acceptance of milnacipran for the treatment of FMS.

We are subject to a number of additional risks associated with our dependence on our collaboration with Forest Laboratories, including:

➢	Forest Laboratories could fail to devote sufficient resources to the development, approval, commercialization, or marketing and distribution of any products developed under our collaboration agreement, including by failing to develop specialty sales forces if such sales forces are necessary for the most effective distribution of any approved product;

➢	We and Forest Laboratories could disagree as to development plans, including the number and timing of clinical trials or regulatory approval strategy, or as to which additional indications for milnacipran should be pursued, if any, and therefore milnacipran may never be developed for any indications other than FMS;

➢	Forest Laboratories could independently develop, develop with third parties or acquire products that could compete with milnacipran, including drugs approved for other indications used by physicians off-label for the treatment of FMS;

➢	Forest Laboratories could stop the ongoing third Phase III clinical trial of milnacipran for the treatment of FMS or any other clinical trials for milnacipran or abandon or underfund the development of milnacipran, repeat or conduct additional clinical trials or require a new formulation of milnacipran for clinical testing, or delay the commencement of any additional clinical trials for milnacipran for the treatment of FMS; and

➢	Disputes regarding the collaboration agreement that delay or terminate the development, commercialization or receipt of regulatory approvals of milnacipran, may delay or prevent the achievement of clinical or regulatory objectives that would result in the payment of milestone payments or result in significant litigation or arbitration.

Furthermore, Forest Laboratories may terminate our collaboration agreement upon our material breach or our bankruptcy and may also terminate our agreement upon 120 days’ notice in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of an NDA or to result in labeling or indications that would significantly adversely affect the marketing of any product developed under the agreement. If any of these events occur, we may not be able to find another collaborator for development or commercialization, and even if we elected to pursue further development and commercialization of milnacipran, we would experience substantially increased capital requirements that we might not be able to fund.

Risk factors

We rely upon an exclusive license from Pierre Fabre in order to develop and sell our milnacipran product candidate, and our ability to pursue the development and commercialization of milnacipran for the treatment of FMS depends upon the continuation of our license from Pierre Fabre.

Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada, with a right to sublicense certain rights to Forest Laboratories under our collaboration with Forest Laboratories. Either we or Pierre Fabre may terminate the license agreement for cause upon 90 days’ prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 90 days following the written notice. Furthermore, Pierre Fabre has the right to terminate the agreement upon 90 days’ prior notice to us if we and Forest terminate our development and marketing activities with respect to milnacipran, if we challenge certain patent rights of Pierre Fabre and under specified other circumstances. If our license agreement with Pierre Fabre were terminated, we would lose our rights to develop and commercialize products using the compound milnacipran as an active ingredient, as the compound is manufactured under Pierre Fabre patents and using Pierre Fabre know-how and trade secrets, and it would be unlikely that we could obtain the active ingredient in milnacipran from any other source.

We rely upon Pierre Fabre as our exclusive supplier of the compound used as the active ingredient in our milnacipran product candidate and if Pierre Fabre fails to supply us sufficient quantities of the active ingredient it may delay or prevent us from developing and commercializing milnacipran.

Pursuant to our purchase and supply agreement with Pierre Fabre, Pierre Fabre is the exclusive supplier to us and Forest Laboratories of the compound used as the active pharmaceutical ingredient in our milnacipran product candidate. Neither we nor Forest Laboratories have facilities for the manufacture of the product candidate. Currently, Pierre Fabre manufactures the active ingredient of milnacipran in its facility in Gaillac, France. Pierre Fabre is the only worldwide supplier of the active ingredient of milnacipran that is currently approved for sale as an antidepressant outside the United States, but is not approved for sale in the United States. If any product is commercialized under the agreement, Pierre Fabre or its sublicensee will have the exclusive right to manufacture the active ingredient used in our commercial product. If milnacipran is commercialized for use in the United States, Pierre Fabre’s facility or its sublicensee will need to be inspected by the FDA for compliance with current good manufacturing practices, or cGMP, requirements. Due to the projected commercial quantities of milnacipran that we may require and to provide a second manufacturing site, Pierre Fabre has agreed that within a certain time period after commercial launch of milnacipran, it will qualify an additional manufacturing facility. We do not have control over Pierre Fabre’s compliance with cGMP requirements or Pierre Fabre’s compliance with its obligation to qualify a second manufacturing facility. If Pierre Fabre fails or is unable to provide, in a timely and economic manner, required quantities of the active ingredient that Forest Laboratories or we request for clinical purposes, our development program could be delayed. In addition, if Pierre Fabre fails to timely and economically supply us sufficient quantities for commercial sale, if milnacipran is ever commercialized, our product sales and market acceptance of the product could be adversely affected.

Furthermore, our purchase and supply agreement may be terminated for cause either by us or by Pierre Fabre upon 90 days’ prior written notice to the other party upon a material breach of the agreement if the breach is not cured within 90 days following the written notice. We have the right to manufacture milnacipran if Pierre Fabre does not have a required buffer stock or in the event that we terminate our license agreement with Pierre Fabre under certain circumstances. If our purchase and supply agreement with Pierre Fabre is terminated, we are unlikely to be able to qualify another supplier of the active

Risk factors

ingredient within a reasonable time period, and our ability to develop and commercialize milnacipran will be significantly impaired.

Our agreements with Pierre Fabre and Forest Laboratories restrict our ability to develop specified compounds, which limits how we can expand our product candidates.

Under our agreements with Pierre Fabre and Forest Laboratories, Forest Laboratories has agreed to pay Pierre Fabre and us a royalty, in the event that Forest Laboratories sells a product other than milnacipran for FMS for a specified period of time, which shall not be less than three years. We are, in turn, obligated to pay a portion of the royalty we receive from Forest Laboratories to Pierre Fabre. In addition, each of us is subject to limitations related to each party’s development of any serotonin norephinephrine reuptake inhibitor, or SNRI, products other than milnacipran. These limitations include: (i) a prohibition on developing an SNRI product for specified indications for which milnacipran is being developed; and (ii) a prohibition on developing an SNRI product for any indication for a specified time period, and after such specified time period, a requirement that if one of the parties launches and sells an SNRI product that is prescribed off-label for any indication for which milnacipran is being developed, the selling party must reimburse the other parties for lost sales due to the off-label use.

Our relationship with Organon N.V. may terminate.

As announced in June 2006, we and Organon agreed that the completed Phase IIa trials did not support continuing a development program evaluating combinations of mirtazapine with another approved drug as potential pharmaceutical treatments for Obstructive Sleep Apnea, or OSA. We and Organon are exploring new potential opportunities to continue the collaboration. However, it is possible that we will not continue our collaboration with Organon.

Provisions in our collaboration agreement with Forest Laboratories and our license agreement with Pierre Fabre may prevent or delay a change in control.

Our collaboration agreement with Forest Laboratories provides that Forest Laboratories may elect to terminate our co-promotion rights for milnacipran or any other product developed under the collaboration agreement and we may lose our decision-making authority with respect to the development of milnacipran if we engage in a merger, consolidation or sale of all or substantially all of our assets, or if another person or entity acquires at least 50% of our voting capital stock. Our license agreement with Pierre Fabre provides that Pierre Fabre may elect to terminate the agreement upon a change in control transaction in which a third party acquiror of us controls an SNRI product, and the acquiror does not take certain actions (e.g., divestiture of such SNRI product) within a specified time period to cure the breach of certain restrictions in the agreement that results from such SNRI product. These provisions may have the effect of delaying or preventing a change in control or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring us.

We have limited experience in identifying, completing and integrating acquisitions, including acquisitions of product candidates, and other targets, and we may incur unexpected costs and disruptions to our businesses if we make mistakes in our selection of future acquisitions or fail to integrate any future acquisitions.

As part of our strategy, we are actively continuing to evaluate potential strategic transactions, including potential acquisitions of products, product candidates, technologies and companies, in order to expand our product pipeline. As we did with our in-licensing of milnacipran, we may seek to in-license

Risk factors

compounds or we may acquire products or businesses. Future acquisitions and licensing transactions would expose us to operational and financial risks, including:

➢	higher development costs than we anticipate;

➢	higher than expected licensing or acquisition and integration costs;

➢	exposure to liabilities of licensed or acquired intellectual property, compounds or products;

➢	disruption of our business and diversion of our management’s time and attention to developing licensed or acquired compounds or products;

➢	incurrence of dilutive issuances of securities or substantial debt to pay for licensing or acquisitions; and

➢	impairment of relationships with key collaborators, suppliers or customers of any acquired businesses due to changes in management or ownership.

We also may devote resources to potential strategic transactions that require several agreements and that we never complete or may fail to realize the anticipated benefit of any strategic transaction we do complete.

We are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

We are at an early stage of development as a biotechnology company and do not have any commercial products. We now have only one product candidate, milnacipran, which we sublicensed to Forest Laboratories in January 2004. Milnacipran may, and any future product candidates we may acquire or develop will, require significant additional development, clinical trials, regulatory approvals and additional investment before they can be commercialized, if ever. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates are not shown to be safe and effective in clinical trials, because we have inadequate financial or other resources to pursue clinical development of the product candidate or because the FDA does not grant regulatory approval. For example, in mid-2006, we discontinued our OSA program because our Phase IIa trials did not support continued development. We may not achieve our internal timelines, including reporting results from our third Phase III clinical trial for milnacipran in the first half of 2008 or filing our NDA for milnacipran around the end of 2007. If we and Forest Laboratories are unable to develop milnacipran as a commercial drug in the United States, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital and may cease our operations.

We have the right to co-promote milnacipran, but we do not have the marketing, sales or distribution experience or capabilities.

Our ability to co-promote any product developed under our agreement with Forest Laboratories, including milnacipran, is subject to our building our own marketing and sales capabilities, and we currently do not have the ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories is terminated or with respect to any other product we may develop that is not covered by our collaboration with Forest Laboratories, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our

Risk factors

products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

The FDA approval of milnacipran or any future product candidate is uncertain and will involve the commitment of substantial time and resources.

We may not receive required regulatory approval from the FDA or any other regulatory body required for the commercial sale of milnacipran, or any future products in the United States. In addition, even if we do obtain approval to market milnacipran, the approval process by the FDA may take longer than we anticipate. The regulatory approval of a new drug typically takes many years and the outcome is uncertain. Despite the time and resources expended, regulatory approval is never guaranteed. If we fail to obtain regulatory approval for milnacipran, or any future product candidates, we will be unable to market and sell any products and therefore may never generate any revenues from product sales or become profitable. In addition, our collaborators, or our third-party manufacturers’ failure to comply with the FDA and other applicable United States or foreign regulations may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve new drug approval applications.

As part of the regulatory approval process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate sufficient to demonstrate its safety and efficacy to the satisfaction of the FDA and other regulatory agencies in the United States and other countries where the product candidate will be marketed if approved. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and the regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable regulations and standards, including the cGMP requirements. The FDA can delay, limit or decline to grant approval for many reasons, including:

➢	a product candidate may not be safe or effective;

➢	we may not achieve statistical significance for the primary endpoint;

➢	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data;

➢	the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers, including Pierre Fabre’s facility for the manufacture of the active ingredient in milnacipran; and

➢	the FDA may change its approval policies or adopt new regulations.

If we receive regulatory approval for milnacipran or any other future product candidate, we will be subject to ongoing FDA obligations and continuing regulatory review.

Any regulatory approvals that we or our collaborators receive for milnacipran or any future product candidates will be limited to the indications, dosages and restrictions on the product label. We currently intend to seek approval for milnacipran in the treatment of FMS and pain. The FDA may not approve milnacipran for our preferred indication(s) at all, may approve milnacipran for a more limited indication, or may impose additional limitations on the indicated uses or require post-marketing surveillance or the performance of potentially costly post-marketing studies. Even if we receive FDA and other regulatory approvals, as we have seen with other products on the market for pain, milnacipran or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In our Phase II trial evaluating milnacipran for the treatment of FMS, the most common dose-related side effects

Risk factors

reported by patients were nausea, particularly early in the study, as well as a slight increase in heart rate. In our first Phase III trial, the most common adverse events leading to withdrawal among the milnacipran treated patients were nausea 6%, heart rate increase 2%, headache 2% and depression 2%. In our second Phase III trial, the most common adverse events leading to withdrawal among the milnacipran treated patients were nausea, palpitations, depression and headache, each of which occurred at a rate of less than 5%. Any marketed product and its manufacturer continue to be subject to strict FDA regulation after approval, including regulation of product labeling and packaging, adverse event reporting, manufacture, storage, advertising, promotion and recordkeeping. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

We rely on third parties to conduct all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize milnacipran or any of our other future product candidates.

As of April 30, 2007, we had only 15 full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We and Forest Laboratories used the services of Scirex Corporation, or Scirex, a contract research organization recently acquired by Premier Research Group plc, to conduct the first Phase III trial with respect to milnacipran, and used Scirex to assist in the conduct of the second Phase III trial with respect to milnacipran. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always control or predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not plan on significantly increasing our personnel in the foreseeable future and, therefore, expect to continue to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, or if they fail to maintain compliance with applicable government regulations and standards, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize milnacipran, or any of our other future product candidates.

Even if our product candidates are approved, the market may not accept these products.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, milnacipran, or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The FDA has never approved a drug for the treatment of FMS, and we cannot predict whether milnacipran, if approved for these indications, will gain market acceptance. A number of additional factors may limit the market acceptance of products including the following:

➢	timing of market entry relative to competitive products;

➢	extent of marketing efforts by us and third-party distributors or agents retained by us;

➢	rate of adoption by healthcare practitioners;

➢	rate of a product’s acceptance by the target community;

➢	availability of alternative therapies;

➢	price of our product relative to alternative therapies;

➢	availability of third-party reimbursement; and

Risk factors

➢	the prevalence or severity of side effects or unfavorable publicity concerning our products or similar products.

If milnacipran or any future product candidates that we may develop does not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS, or other central nervous system disorders. With respect to our FMS program, in January 2007, Pfizer Inc. publicly disclosed that it filed a Supplemental New Drug Application for pregabalin, as a treatment for FMS. Pregabalin is an approved drug and therefore, may be receiving some off-label use for the treatment of FMS. In addition, Wyeth is conducting Phase III clinical trials for DVS-233 in FMS and Eli Lilly and Company is conducting a Phase III program for duloxetine as a treatment for FMS. Duloxetine is a serotonin norepinephrine reuptake inhibitor, and as a dual reuptake inhibitor is therefore similar in pharmacology to milnacipran, which is a norepinephrine serotonin reuptake inhibitor. Based on the similar pharmacology, it is anticipated that duloxetine, which is currently approved for the treatment of depression and neuropathic pain, is receiving some off-label use for the treatment of FMS. Tricyclic antidepressants, or TCAs, which are inexpensive generic formulations, are currently viewed as the drugs of choice in treating FMS.

Especially in light of the fact that Pfizer has filed a supplemental new drug application for pregabalin, it is possible that Pfizer and potentially some of our other competitors, including but not limited to Wyeth and Eli Lilly and Company, will develop and market products for FMS prior to us. This is compounded by the fact that our first Phase III clinical trial for milnacipran in FMS did not achieve statistical significance at the p<0.05 level. It is also possible that our competitors will market products that are less expensive and more effective than milnacipran or any of our future products or that will render any of our products obsolete. We also expect that, in the treatment of Functional Somatic Syndromes and other central nervous system disorders, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

We have agreed to pay certain external expenses associated with our second Phase III clinical trial evaluating milnacipran for FMS, and we may never be reimbursed for these amounts.

We have paid for the majority of the external costs of the second Phase III clinical trial evaluating milnacipran for FMS. These amounts will be reimbursed to us by Forest Laboratories in two installments based on future events related to the NDA process so long as this trial is used as one of the two required pivotal trials in the NDA submission to the FDA. The timing of the reimbursement of the amounts we funded for external expenses for the second Phase III clinical trial evaluating milnacipran is related to the NDA process. It is possible that the NDA may not be accepted by the FDA, in which event we would not be reimbursed by Forest Laboratories for the external expenses we funded in connection with the second Phase III clinical trial.

Risk factors

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidate’s commercialization success.

The continuing efforts of the government, insurance and managed care organizations and other health care payors to contain or reduce prescription drug costs may adversely affect:

➢	our ability to set a price we believe is fair for our products;

➢	our ability to generate revenues and achieve or maintain profitability;

➢	the future revenues and profitability of our potential customers, suppliers and collaborators; and

➢	the availability of capital.

Successful commercialization of milnacipran in the United States will depend in part on the extent to which government, insurance and managed care organizations and other health care payors establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for prescription drugs. Third-party payors are also encouraging the use of generic drugs. These trends could influence health care purchases, as well as legislative proposals to reform health care or reduce government insurance programs and result in the exclusion of our product candidates from coverage and reimbursement programs or lower the prices of our product candidates. Our revenues from the sale of any approved products could be significantly reduced as a result of these cost containment measures and reforms.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

We rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. As of April 30, 2007, we had only 15 full-time employees and therefore, we rely heavily on each of our employees. In addition, because we have a small number of employees, we rely much more on consultants than do other companies. If any of our relationships with our employees or consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran or any future product candidates. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

Our employment agreement with our chief executive officer provides for “at will” employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

We plan to continue conducting clinical trials on humans using milnacipran and the use of milnacipran may result in adverse effects. Although we are aware that there are side effects associated with milnacipran, we cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran or any of our future product candidates, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

Risk factors

We have a history of operating losses and we may never be profitable.

We have incurred substantial losses during our history. For the three months ended March 31, 2007 and the years ended December 31, 2006, 2005 and 2004, we incurred net losses of $1.1 million, $8.2 million, $8.6 million and $11.2 million, respectively. As of March 31, 2007, we had an accumulated deficit of $155.5 million. Our ability to become profitable will depend upon our and Forest Laboratories’ ability to develop, market and commercialize milnacipran, and our ability to develop, market and commercialize any other products. We do not expect to generate revenue from the sale of products for the next few years or become profitable in the foreseeable future and may never achieve profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to scale back or discontinue the completion of any proposed acquisitions or adversely affect our ability to realize the expected benefits of any completed acquisitions.

We agreed to pay certain expenses in connection with the second Phase III clinical trial for milnacipran in FMS, which under certain circumstances may not be reimbursed by Forest Laboratories to us. In addition, we will incur certain non-reimbursable expenses in connection with the development of milnacipran and may incur expenses in connection with any co-promotion for milnacipran we choose to undertake. We are also incurring expenses in connection with the evaluation of potential acquisitions or other strategic transactions and will incur additional expenses in the event we close any such transactions or enter into any co-promotion, in-licensing or collaboration agreements in connection with any such transactions. We do not have any committed external sources of funding and we will likely need to raise additional capital through the sale of equity or debt. The amount of capital we will require will depend upon many factors, including but not limited to, the evaluation and potential closing of any strategic transactions and the development strategy for milnacipran. If we are unable to raise capital when we need it, we may have to scale back or discontinue the evaluation or completion of any proposed acquisitions or strategic transaction(s).

Raising additional funds by issuing securities, including in connection with this offering, or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish propriety rights.

We will likely attempt to raise additional funds through public or private equity offerings, including in connection with this offering, or through debt financings or corporate collaborations and licensing arrangements. For example, under our reformulation and new product agreement with Collegium Pharmaceutical, Inc., or Collegium, Collegium may require that any milestone payments we are required to make to Collegium be paid with shares of our common stock. Future issuances of shares of our common stock may be at prices or for consideration that is greater than or less than the price at which we are offering our common stock in this offering. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership percentage will be diluted. In addition, if we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish potential valuable rights to our potential products on terms that are not favorable to us.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our common stock.

Risk factors

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

We have incurred substantial losses during our history and do not expect to become profitable in the foreseeable future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. All unused federal net operating losses will expire 15 or 20 years after any year in which they were generated. The carryforward period is 15 years for losses incurred prior to 1996 and 20 years for losses incurred subsequent to 1997. Our federal net operating losses will begin to expire in 2008, and our California tax loss carryforwards will begin to expire in 2007.

Our stock price has been very volatile and will likely continue to be volatile.

The market prices of the stock of technology companies, particularly biotechnology companies, have been highly volatile. For the period from January 1, 2004 through December 31, 2006, the high and low sales prices for our common stock ranged from $4.31 to $16.73. For the three months ended March 31, 2007, our high and low sales prices were $6.91 and $9.20, respectively. As of May 30, 2007, the last reported sale price of our common stock was $16.31. Our stock price has been and will likely continue to be affected by market volatility, as well as by our own performance. In light of the recent announcement of our second Phase III clinical trial results for milnacipran, we expect our stock price to be volatile in the near future. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

➢	competition with respect to the development of products for FMS;

➢	the timing of our NDA submission for milnacipran for the treatment of FMS;

➢	the results of any clinical trials for milnacipran;

➢	developments in our relationship with Forest Laboratories, including the termination of our agreement;

➢	developments in our relationship with Pierre Fabre, including the termination of our agreement;

➢	our entering into, or failing to enter into, an agreement for the acquisition of any products, product candidates or companies, or an agreement with any corporate collaborator;

➢	our available cash;

➢	announcements of technological innovations or new products by us or our competitors;

➢	developments in our patent or other proprietary rights;

➢	fluctuations in our operating results;

➢	litigation initiated by or against us;

➢	developments in domestic and international governmental policy or regulation; and

➢	economic and other external factors or other disaster or crisis.

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

As of April 1, 2007, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 33% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to help entrench management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to

Risk factors

the market price, the removal of any directors up for election, the election of the members of our board of directors, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our second amended and restated certificate of incorporation and our second amended and restated bylaws may delay, impede or prevent an acquisition or change in control of us. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, who are responsible for appointing the members of our management team. These provisions include, among others, a requirement that our board of directors be divided into three classes with directors serving three year terms and with only one class of directors being elected in any given year, a requirement that special meetings of our stockholders may only be called by the chairman of the board, our chief executive officer or a majority of our board of directors and a prohibition on actions by our stockholders by written consent. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits, with some exceptions, stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Finally, our charter documents establish advanced notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings. Although we believe these provisions together provide for an opportunity to receive higher bids by requiring potential acquirers to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders.

We expect to continue incurring significant costs as a result of enacted and proposed changes in laws and regulations relating to corporate governance matters.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the NASDAQ Stock Market LLC, have and we expect will continue to result in significant costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant financial resources and management time related to compliance activities. Additionally, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Accounting pronouncements may affect our future financial position and results of operations.

On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123, “Share-Based Payment,” or SFAS 123R. As a result, we have included employee stock-based compensation costs in our results of operations for the three months ended March 31, 2007 and 2006, as discussed in Note 8, “Share-Based Compensation,” in the Notes to Financial Statements of Part I, Item 1 of our Form 10-Q for the three months ended March 31, 2007 filed with the Securities and Exchange Commission on May 10, 2007 and incorporated by reference in this prospectus supplement. Our adoption of SFAS 123R will result in compensation expense that will increase our net loss per share for current and future

Risk factors

periods. Our estimate of future employee stock-based compensation expense is affected by the number of stock-based awards our board of directors may grant, as well as a number of complex and subjective valuation assumptions. These valuation assumptions include, but are not limited to, the expected volatility of our stock price and the expected term of employee stock options.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

We rely primarily on method of use patents to protect our proprietary technology for the development of milnacipran, and our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in June 2002. Accordingly, we rely on the patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541), which expires on December 27, 2009 and was assigned to Pierre Fabre and licensed to us and on patents on the method of use of milnacipran to treat symptoms of FMS (U.S. Patent 6,602,911, which we refer to as the ’911 patent), the method of use of milnacipran to treat pain (U.S. Patent 6,992,110) and the method of use of milnacipran to treat symptoms of chronic fatigue syndrome (U.S. Patent 6,635,675) issued to us, to protect our proprietary technology with respect to the development of milnacipran. The method of use patent directly relevant to our current milnacipran product candidate is the ’911 patent; the other two method of use patents may have future applicability. We have also filed additional patent applications related to milnacipran and to the use of milnacipran for FMS (and other related pain syndromes and disorders), although no patents have issued on these patent applications. Because there is very limited patent protection for the composition of matter of milnacipran, other companies may be able to sell milnacipran in competition with us and Forest Laboratories unless we and Forest Laboratories are able to obtain additional protection through milnacipran-related patents or additional use patents that may issue from our pending patent applications or other regulatory exclusivity. It may be more difficult to establish infringement of methods of synthesis, formulation or use patents as compared to a patent on a compound. If we or Forest Laboratories are not able to obtain and enforce these patents, a competitor could use milnacipran for a treatment or use not covered by any of our patents.

The validity of a United States patent depends, in part, on the novelty of the invention it discloses. The pharmaceutical industry is characterized by constant investment in new drug discovery and development, and this results in a steady stream of publications regarding the product of this investment, any of which would act to defeat the novelty of later-discovered inventions. Issued United States patents enjoy a presumption of validity that can only be overcome by clear and convincing evidence. However, patents are nonetheless subject to challenge and can be invalidated if a court determines, retrospectively, that despite the action of the Patent and Trademark Office in issuing the patent, the corresponding patent application did not meet the statutory requirements. If a competitor or other third party were to successfully challenge our patents, and claims in these patents are narrowed or invalidated, our ability to protect the related product from competition would be compromised.

We also expect to rely on the United States Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Amendments, for protection of milnacipran and our other future products. The Hatch-Waxman Amendments provide data exclusivity for new molecular entities, such as that in milnacipran. Once a drug containing a new molecule is approved by the FDA, the FDA cannot accept an abbreviated NDA for a generic drug containing that molecule for five years, although the FDA may accept and approve a drug containing the molecule pursuant to an NDA supported by independent clinical data. Amendments have been proposed that would narrow the scope of Hatch-Waxman exclusivity and permit generic drugs to compete with our drug. After the Hatch-Waxman exclusivity period expires, assuming our patents are valid, we still expect to rely on our method of use

Risk factors

patents to protect our proprietary technology with respect to the development of milnacipran. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

Others may file patent applications or obtain patents on similar technology or compounds that compete with milnacipran for the treatment of FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and technologies and their uses as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

Our ability to obtain patent protection for our products and technologies is uncertain due to a number of factors, including:

➢	we may not have been the first to make the inventions covered by our pending patent applications or issued patents;

➢	we may not have been the first to file patent applications for our product candidates or the technologies we rely upon;

➢	others may independently develop similar or alternative technologies or duplicate any of our technologies;

➢	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

➢	any or all of our pending patent applications may not result in issued patents;

➢	we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

➢	any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

➢	some of our proprietary technologies may not be patentable;

Risk factors

➢	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

➢	others may identify prior art which could invalidate our patents.

Even if we obtain patents covering our product candidates or technologies, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed and in the future are likely to file patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes will be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

Some of our research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, in-licensed technology is important to our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly and an unfavorable outcome could harm our business.

There is significant litigation in the industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our drug development activities are found to infringe any such patents, we may have to pay significant damages. There are many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against our company or our collaborators could lead to:

➢	payment of damages, potentially treble damages, if we are found to have willfully infringed such parties’ patent rights;

➢	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products and product candidates; or

➢	we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

Risk factors

As a result, we could be prevented from commercializing current or future products and product candidates.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which could negatively impact our patent position.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office’s standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings and United States patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our product candidates.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Forward-looking statements

This prospectus supplement and the accompanying prospectus contain or incorporate by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2006 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, as applicable, filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under the section entitled “Risk factors” in this prospectus supplement. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus supplement or the date of documents incorporated by reference in this prospectus supplement that include forward-looking statements.

Use of proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering costs payable by us, will be approximately $69.8 million, or approximately $80.3 million if the underwriters exercise their over-allotment option in full.

We intend to use the net proceeds from this offering to acquire, in-license or invest in products, product candidates, technologies and companies that are complementary to our own, and, if we exercise our option to do so, to co-promote milnacipran if milnacipran receives FDA approval, under our agreement with Forest Laboratories, and, if relevant, to co-promote other products we may acquire or in-license, and for working capital and general corporate purposes. The timing and amount of our actual expenditures will depend significantly on many factors including, but not limited to, the actual products, product candidates, technologies and companies that we acquire or invent in, and the amount and timing of revenues from our current or future collaborations.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities. Our management will have significant flexibility in applying the net proceeds of this offering and could use these proceeds for corporate purposes that do not increase our profitability or our market value, or in ways with which our stockholders may not agree. You will be relying on the judgment of our management regarding the application of the proceeds of this offering. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders, which may cause our stock price to decline.

Capitalization

The following table sets forth our capitalization as of March 31, 2007:

➢	on an actual basis; and

➢	on an as adjusted basis to give effect to the sale of 4,700,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering costs payable by us.

You should read the following information in conjunction with the unaudited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, incorporated by reference in this prospectus supplement.

	As of March 31, 2007
	Actual	As Adjusted

	(unaudited)

Cash, cash equivalents, and short-term investments	$102,255,847	$172,079,847

Stockholders’ equity:
Preferred stock, $.001 par value; 15,000,000 shares authorized; no shares issued or outstanding	$—	$—
Common stock, $.001 par value; 60,000,000 shares of common stock authorized; 32,295,131 shares issued and outstanding, actual, 36,995,131 shares issued and outstanding, as adjusted	32,295	36,995
Additional paid-in capital	242,049,347	311,868,647
Accumulated other comprehensive income	938,087	938,087
Accumulated deficit	(155,479,444)	(155,479,444)

Total stockholders’ equity	87,540,285	157,364,285

Total capitalization	$87,540,285	$157,364,285

This table is based on 32,295,131 shares of our common stock outstanding as of March 31, 2007, and excludes:

➢	4,535,561 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $7.42 per share;

➢	412,656 shares of common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.60 per share; and

➢	2,278,712 shares of common stock available for future grants under our equity compensation plans.

Dilution

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value of our common stock immediately after this offering.

Our net tangible book value at March 31, 2007 was approximately $87.5 million, or $2.71 per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock at that date.

After taking into account the sale of 4,700,000 shares of our common stock in this offering, and after deducting underwriting discounts and commissions and our estimated offering costs, the net tangible book value at March 31, 2007 would have been approximately $157.4 million, or $4.25 per share. This would represent an immediate increase in net tangible book value to existing stockholders of $1.54 per share and an immediate dilution to new investors of $11.25 per share. The following table illustrates this per share dilution to new investors:

Offering price per share		$15.50
Net tangible book value per share as of March 31, 2007	2.71
Increase in net tangible book value per share attributable to new investors	1.54

Net tangible book value per share as of March 31, 2007, after giving effect to this offering		4.25

Dilution per share to new investors		$11.25

If the underwriters exercise their over-allotment option in full, there will be an increase in net tangible book value as of March 31, 2007 to existing stockholders of $1.74 per share and an immediate dilution in net tangible book value to new investors of $11.05 per share.

Price range of common stock and dividend policy

Our common stock is traded on the NASDAQ Global Market under the symbol “CYPB”. Set forth below are the high and low sales prices for our common stock for the periods indicated as reported on the NASDAQ Global Market.

	Price Range of Common Stock
	High	Low

Year Ending December 31, 2005:
First Quarter	$14.33	$8.92
Second Quarter	13.89	8.35
Third Quarter	14.72	5.15
Fourth Quarter	6.22	4.31

Year Ending December 31, 2006:
First Quarter	$6.42	$5.29
Second Quarter	8.03	5.26
Third Quarter	7.50	5.27
Fourth Quarter	8.91	7.02

Year Ending December 31, 2007:
First Quarter	$9.20	$6.91
Second Quarter (through May 30, 2007)	18.20	7.34

As of May 30, 2007, there were approximately 457 holders of record of our common stock. On May 30, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $16.31 per share. We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business.

Material United States federal income and estate tax considerations for non-United States holders

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder that acquires our common stock pursuant to this offering. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person. The term “United States person” means:

➢	an individual who is a citizen or resident of the United States;

➢	a corporation or other entity taxable as a corporation for federal income tax purposes, in each case created or organized in the United States or under the laws of the United States or any political subdivision thereof;

➢	an estate whose income is subject to United States federal income tax regardless of its source; or

➢	a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

This discussion assumes that non-United States holders will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any United States federal gift tax consequences or tax consequences arising under the laws of any United States state or local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

DIVIDENDS

We have not paid any dividends on our common stock, and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a

Material United States federal income and estate tax considerations for non-United States holders return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty of the gross amount of the dividend. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder’s permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder’s permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if such holder files an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

A non-United States holder generally will not be subject to United States federal income or withholding tax on gain realized upon the sale or other disposition of our common stock unless:

➢	the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, may also be taken into account for branch profits tax purposes;

➢	the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

➢	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. While we believe that we are not currently, and will not become, a USRPHC, the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, and accordingly there can be no assurance that we will not become a USRPHC in the future. However, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our shares of common stock, by reason of USRPHC status, only if such non-United States holder, actually or constructively, owned more than 5 percent of our common stock at some time during the shorter of the periods described above. On the other hand, if we are or were to become a USRPHC and our common stock were to fail to qualify as “regularly traded on an established securities

Material United States federal income and estate tax considerations for non-United States holders market,” then every non-United States holder generally would be subject to U.S. federal income tax on net gain derived from the disposition of our common stock at regular graduated rates and, in certain circumstances, the purchaser of such stock could be required to withhold income tax in an amount equal to 10% of the purchase price, which amount would be creditable against the non-United States holder’s federal income tax due. A non-United States holder may obtain a refund of any such amounts withheld in excess of the non-United States holder’s federal income tax liability.

BACKUP WITHHOLDING AND INFORMATION REPORTING

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s U.S. federal income tax liability, if any, provided that the holder furnishes the required information to the IRS in a timely manner.

In certain circumstances, information reporting to the IRS may apply to a sale or other disposition of common stock by a non-United States holder within the United States or conducted through United States related intermediaries.

FEDERAL ESTATE TAX

The value of our common stock owned or treated as owned by an individual who is a non-United States holder or as to which such an individual has made certain lifetime transfers will be included in the individual’s gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

Description of capital stock

Our authorized capital stock consists of 60,000,000 shares of common stock, $.001 par value, and 15,000,000 shares of preferred stock, $.001 par value. As of May 25, 2007, there were 32,295,131 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of us, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Our board of directors has the authority, without further stockholder action, to issue up to 15,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Cypress.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of our voting stock.

Our second amended and restated certificate of incorporation includes a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or our management:

➢	First, our board of directors can issue up to 15,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control.

➢	Second, our second amended and restated bylaws provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent. Special meetings of the stockholders may only be called by the chairman of the board, the chief executive officer or a majority of our board of directors.

Description of capital stock

➢	Third, our second amended and restated bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our second amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management.

➢	Fourth, our second amended and restated certificate of incorporation provides that our board of directors must be divided into three classes of directors, with directors serving three year terms and the election of only one class of directors occurring in any given year. This provision may make it difficult for stockholders to change the composition of our board of directors.

➢	Fourth, our second amended and restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our second amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution.

➢	Fifth, our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board of directors.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus supplement through the underwriters named below. UBS Securities LLC, CIBC World Markets Corp. and Jefferies & Company, Inc. are the representatives of the underwriters. UBS Securities LLC is the sole book-running manager for this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Underwriters	Number of shares

UBS Securities LLC	1,880,000
CIBC World Markets Corp.	1,410,000
Jefferies & Company, Inc.	1,410,000

Total	4,700,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Our shares are offered subject to a number of conditions, including:

➢	receipt and acceptance of the shares by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters and securities dealers may distribute prospectuses electronically. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to 705,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise the option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.25 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 705,000 shares from us:

	No exercise	Full exercise

Per share	$0.58	$0.58
Total	$2,726,000	$3,134,900

We estimate that the total costs of the offering payable by us, not including underwriting discounts and commissions, will be approximately $300,000.

NO SALES OF SIMILAR SECURITIES

We, our executive officers, certain of our directors and certain of our stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our shares or securities convertible into or exercisable or exchangeable for our shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, UBS Securities LLC may release in its sole discretion all or some of the securities from these lock-up agreements.

Notwithstanding the above, if certain conditions are not met then, then if: (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (b) prior to the expiration of the restricted period, we announce that we will release earnings results during the sixteen (16) day period beginning on the last day of the restricted period, then the restrictions described above shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

INDEMNIFICATION AND CONTRIBUTION

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

NASDAQ GLOBAL MARKET LISTING

Our shares are listed on the NASDAQ Global Market under the symbol “CYPB”.

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our shares including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids;

➢	syndicate covering transactions; and

Underwriting

➢	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our shares of common stock while this offering is in progress. These transactions may also include making short sales of our shares, which involves the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering, and purchasing shares of our common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our shares of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ Global Market, in the over-the-counter market or otherwise.

In addition, in connection with this offering, certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on the NASDAQ Global Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the NASDAQ Global Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

From time to time, some of the underwriters and/or their affiliates have engaged in, and may in the future engage in, commercial banking, financial advisory and/or investment banking transactions with us and our affiliates for which they receive fees.

Notice to investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, our common stock will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, our common stock may be offered to the public in that Relevant Member State at any time:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

➢	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

Our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom. In addition, each underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. Without limitation to the other restrictions referred to herein, this prospectus is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this

Notice to investors

communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

FRANCE

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common stock has been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree N7 2004-1019 of September 28, 2004 and belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offer or information contained therein relating to our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any common stock acquired by any Permitted Investors may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder.

ITALY

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or the CONSOB) pursuant to Italian securities legislation and, accordingly, shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to shares of our common stock or the offering be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended, or Regulation No. 11522.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to shares of our common stock or the offering in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, or the Italian Banking Law, Legislative Decree No. 58 of February 24, 1998, as amended, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of shares of common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Notice to investors

In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospective Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations set out under the heading “European Economic Area” above shall apply to Italy.

GERMANY

Shares of our common stock may not be offered or sold or publicly promoted or advertised by any underwriter in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgestz—WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

SPAIN

Neither the common stock nor this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, our common stock may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of articles 30bis of the Spanish Securities Markets Law of 28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

SWEDEN

This is not a prospectus under, and has not been prepared in accordance with the prospectus requirements provided for in, the Swedish Financial Instruments Trading Act (lagen (1991:980) om handel med finasiella instrument) nor any other Swedish enactment. Neither the Swedish Financial Supervisory Authority nor any other Swedish public body has examined, approved, or registered this document.

SWITZERLAND

The common stock may not and will not be publicly offered, distributed or re-distributed on a professional basis in or from Switzerland and neither this prospectus nor any other solicitation for investments in our common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules. The common stock offered hereby has not and will not be registered with the Swiss Federal Banking Commission and has not and will not be authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of our common stock.

Legal matters

Cooley Godward Kronish LLP, San Diego, California, will pass upon the validity of the issuance of the shares being sold in this offering. Dewey Ballantine LLP, New York, New York is counsel for the underwriters in connection with this offering.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus supplement, accompanying prospectus and elsewhere in the registration statement of which this prospectus supplement and accompanying prospectus form a part. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Where you can find additional information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered hereby. This prospectus supplement and the accompanying prospectus, which constitute a part of the registration statement, do not contain all of the information set forth in the registration statement or the exhibits which are part of the registration statement. For further information with respect to us and the common stock offered by this prospectus supplement and the accompanying prospectus, we refer you to the registration statement and the exhibits filed as part of the registration statement. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” in this prospectus supplement the information we file with it, which means that in connection with this offering we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC, but before completing the distribution of the shares, will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC pursuant to Section 13 of the Exchange Act:

➢	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

➢	Information from our Proxy Statement for our 2007 Annual Meeting of Stockholders that is specifically incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

➢	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

➢	Our Current Reports on Form 8-K dated January 30, 2007, February 8, 2007, March 14, 2007, May 1, 2007, May 10, 2007, May 23, 2007 and May 30, 2007 (except for the information in any of the foregoing Current Reports on Form 8-K furnished under Item 2.02 or Item 7.01 therein); and

➢	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and before the last offering of the securities under this prospectus supplement.

Where you can find additional information

You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statement, and amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at the SEC’s website or our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. You may request a copy of any or all of the information that has been incorporated by reference herein at no cost to you, by writing or telephoning us at the following address:

Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
Attention: Investor Relations

The reference to our website does not constitute incorporation by reference of the information contained in our website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus supplement or the related registration statement.

PROSPECTUS

$100,000,000

CYPRESS BIOSCIENCE, INC.

Common Stock

References in this prospectus to “we,” “us,” “our,” the “Company” and “Cypress” refer to Cypress Bioscience, Inc.

This prospectus and the accompanying prospectus supplement will allow us to sell common stock over time in one or more offerings up to a maximum aggregate initial offering price of $100,000,000. Each time we offer shares, we will provide you with a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

Our common stock is traded on The Nasdaq National Market under the symbol “CYPB.” The closing sale price of our common stock, as reported on The Nasdaq National Market on July 5, 2005, was $13.04 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 AND AS UPDATED IN OUR FUTURE FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

The securities may be sold by us to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

July 6, 2005

You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, we may sell common stock in one or more offerings up to a total dollar amount of $100,000,000. Each time we sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under the section entitled “Where You Can Find More Information” before buying common stock in this offering.

i

SUMMARY

Cypress Bioscience, Inc.

We are committed to being the innovator and leader in providing products for the treatment of patients with Functional Somatic Syndromes and other central nervous system disorders. Specifically, our strategy involves acquiring or in-licensing central nervous system, or CNS, active compounds and developing them for novel and typically underserved indications. The term Functional Somatic Syndromes refers to several related syndromes characterized more by symptoms, suffering and disability than by disease-specific abnormalities that are found upon physical examination and include many overlapping pain and psychiatric conditions, We pursue opportunities to acquire or in-license CNS active compounds in the areas in which the brain and body overlap, where CNS mechanisms have a strong influence on somatic or bodily symptoms, and our two ongoing development programs are representative of this strategy.

Our goal is to be the first to commercialize a product approved in the United States for the treatment of Fibromyalgia Syndrome, or FMS, the focus of our initial efforts in the area of Functional Somatic Syndromes. In January 2004, we entered into a collaboration agreement with Forest Laboratories, Inc., a leading marketer of CNS drugs with a strong franchise in the primary care and psychiatric markets, for the development and marketing of milnacipran. We are currently running the first Phase III trial for milnacipran, which was commenced in October 2003. Enrollment in this trial was completed in December 2004, with results expected to be available in the Fall of 2005. In October 2004, Forest Laboratories initiated the second Phase III trial evaluating milnacipran for the treatment of FMS. These two Phase III trials and any additional studies needed for regulatory approval could possibly be completed in 2006 and, if successful, a New Drug Application, or NDA, for FMS could possibly be submitted later in that year at the earliest.

We completed a Phase II trial evaluating milnacipran for the treatment of FMS in the Fall of 2002. The Phase II trial was a three-month, randomized, placebo-controlled study involving 14 sites and 125 FMS patients who were randomized to either milnacipran treatment or placebo. In this clinical trial, milnacipran was shown to provide statistically significant improvement in pain, the primary symptom of FMS. No unexpected safety concerns arose from this trial and there were no serious adverse events.

We obtained an exclusive license for milnacipran from Pierre Fabre Medicament in 2001. Milnacipran has been marketed outside of the United States since 1997 as an antidepressant and has been used by over 3,000,000 patients worldwide. We have paid Pierre Fabre a total of $2.5 million, including upfront payments of $1.5 million in connection with the execution of the original license agreement in 2001 and a $1.0 million milestone payment in September 2003, and issued Pierre Fabre 1,000,000 shares of common stock and warrants to purchase 300,000 shares of common stock in connection with an amendment to the agreement with Pierre Fabre. We are obligated to pay Pierre Fabre 5% of any upfront and milestone payments received from Forest Laboratories as a sublicense fee. A $1.25 million such payment has been made to date. After a total of $7.5 million has been paid, any additional sublicense fees are credited against any subsequent milestone and royalty payments owed by us to Pierre Fabre. If not used, these credits are carried forward to subsequent years. Additional payments to Pierre Fabre of up to a total of $4.5 million will be due to Pierre Fabre based on meeting certain clinical and regulatory milestones. Under our agreement with Forest Laboratories, we sublicensed our rights to milnacipran to Forest Laboratories for the United States, with an option to extend the territory to include Canada. Additionally, Forest Laboratories assumed responsibility for funding all continuing development of milnacipran, including the funding of clinical trials and regulatory approval, as well as a specified number of our employees. However, in light of the increased expense and risk associated with running two parallel trials, we have agreed upon an alternative cost sharing arrangement with Forest Laboratories for the second Phase III trial only and are currently working towards formalizing an amendment to our agreement with Forest Laboratories. In connection with this arrangement, the amount of funding that we receive from Forest Laboratories for certain of our employees has been eliminated as of the fourth quarter in 2004, and we will pay for a majority of the external costs of the second Phase III trial only, with Forest reimbursing us under specific scenarios where the second Phase III trial is used as one of the two required pivotal trials in the NDA submission to the FDA and with a premium under certain additional circumstances. Forest Laboratories will also be responsible for sales and marketing activities related to any product developed under the agreement, while we have the option to co-promote using our own sales force up to 25% of the total physician details and would be reimbursed by Forest in an amount equal to Forest’s cost of providing the equivalent detailing calls.

In June 2005 we announced the initiation of our second development program, wherein we are evaluating potential pharmaceutical treatments for Obstructive Sleep Apnea, or OSA. We entered into three licensing agreements to support and facilitate the program. Specifically, we licensed mirtazapine-related patents from Organon (Ireland) Ltd., and patents from two other parties that provide the opportunity to combine mirtazapine with a second approved agent to both potentially augment efficacy and improve tolerability. The series of licenses will allow Cypress to evaluate a number of potential OSA treatment modalities in proof of concept trials, such that the most promising potential pharmaceutical treatment for OSA can be taken forward in clinical development.

Upon execution of the license agreement with Organon, we issued to Organon as a license fee a warrant to purchase 62,656 shares of our Common Stock at an exercise price of $15.96. Under the agreement with Organon, Cypress and Organon will jointly fund development activities once a candidate from the proof of concept trials has been selected for continued development. At that point we will have operational control of the development activities, and, depending on the candidate selected, will fund 40% or 50% of the development-related expenses. Organon will have operational control of sales and marketing activities, with Cypress having the opportunity to co-promote up to 25% of the physician promotion and details using its own sales force in the US, Mexico and Canada. Expenses and revenue in the U.S., Mexico and Canada are shared between Cypress and Organon based on the level of promotional effort each party contributes, with Cypress having the ability to share up to 40% or 50% depending on the candidate selected. Organon will be solely responsible for commercialization in the rest of the world and will pay Cypress a royalty on net sales.

At any time after the decision is made by Cypress and Organon to proceed with the commencement of the first Phase III clinical trial, either Cypress or Organon may elect to change the structure of the financial agreement to provide that the party that makes such election will no longer share in expenses and revenue, and instead will have the right to receive potential milestone and royalty payments in the event a product is commercialized.

In connection with our related licensing transactions with two other parties, Cypress paid the parties aggregate license payments totaling $2.5 million, with the potential for additional milestone payments of up to $25.3 million related to our OSA program, as development progresses. The parties will also participate in royalties from any marketed products developed under the respective agreements.

Cypress and Organon are each independently initiating Phase IIa trials that will serve as the basis for selecting the product candidate for further clinical development. The companies expect the Phase IIa trials to run through the first quarter of 2006, which is also the earliest a development candidate could be selected.

We are continuing to evaluate other various potential strategic transactions, including the potential acquisitions of products, technologies and companies, and other alternatives that we believe may enhance stockholder value.

Our principal executive offices are located at 4350 Executive Drive, Suite 325, San Diego, California 92121, and our telephone number is (858) 452-2323. We maintain a worldwide website at www.cypressbio.com. The reference to our worldwide web address does not constitute incorporation by reference of the information contained at this site. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the SEC are currently available free of charge to the general public through a link to the SEC’s website on our website at www.cypressbio.com. These reports are accessible through our website at a reasonably practicable time after being filed with the SEC.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We may sell the securities directly to or through underwriters, dealers or agents. We, and our underwriters or agents, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through underwriters or agents, we will include in the applicable prospectus supplement:

•	the names of those underwriters or agents;

•	applicable fees, discounts and commissions to be paid to them;

•	details regarding over-allotment options, if any; and

•	the net proceeds to us.

Common Stock.  We may issue shares of our common stock from time to time. Holders of our common stock are entitled to one vote per share for the election of directors and on all other matters that require stockholder approval. Subject to any preferential rights of any outstanding preferred stock, in the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock does not carry any preemptive rights enabling a holder to subscribe for, or receive shares of, any class of our common stock or any other securities convertible into shares of any class of our common stock, or any redemption rights.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference.

Investment in our shares involves a high degree of risk. You should carefully consider the following discussion of risks and the risks described in any applicable prospectus supplement, together with all of the information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. The following risk factors relate to our business and qualify the statements made in this prospectus about our business. The subheadings below identify the risks discussed but cannot do so completely. Each subsection may relate to more than one aspect of our business.

Risks Related to Our Business

There are limited data regarding milnacipran as a treatment of FMS and it may not work for FMS or there may be safety issues with its use in this patient population.

There are limited data supporting the use of milnacipran, for the treatment of FMS. Although milnacipran is currently being sold by Pierre Fabre outside North America as an antidepressant, it has only been tested as a treatment for FMS in our Phase II trial, during which milnacipran was administered to only 97 individuals with FMS. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of the product candidate. We have two ongoing Phase III clinical trials and cannot predict whether the results of our Phase II trial will be repeated in our Phase III clinical trials which have larger patient populations and are being conducted for longer time periods. As expected, we are experiencing higher patient drop out rates in our Phase III trials than in our Phase II trial for milnacipran. The only data we, or any of our investigators, currently have available to us from these trials is blended and blinded, meaning that the data is pooled from a number of patients and we do not have access to the key to correlate individual patients’ responses to whether they are on placebo or drug. The data are therefore not decipherable and any speculation about outcome from these data is not meaningful for predicting efficacy of milnacipran. Milnacipran may not prove to be effective to treat FMS in either or both of our Phase III trials. The FDA has never approved a drug for the treatment of FMS. In addition, our clinical trials may reveal that milnacipran is not safe. If milnacipran is not demonstrated to be a safe and effective treatment for FMS to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

We are dependent on our collaboration with Forest Laboratories to develop and commercialize milnacipran and to obtain regulatory approval. Events or circumstances may occur that delay or prevent the development and commercialization of milnacipran.

Pursuant to the terms of our collaboration agreement with Forest Laboratories, we granted Forest Laboratories an exclusive sublicense for the development and marketing of milnacipran, for all indications in the United States, with an option to extend the territory to include Canada. In addition, Forest Laboratories has the option to acquire an exclusive license from us in the United States, and potentially Canada, to any compounds developed under our agreement with Collegium Pharmaceutical. Forest Laboratories is responsible for funding the development of milnacipran, including clinical trials and regulatory approval. In light of the increased expense and risk associated with running two parallel trials, we have agreed upon an alternative cost sharing arrangement with Forest Laboratories for the second Phase III trial only and are currently working towards formalizing an amendment to our agreement with Forest Laboratories. If the FDA approves this product candidate, Forest Laboratories will also have primary responsibility for the marketing and sale of the approved product and will share responsibility for compliance with regulatory requirements. We have limited control over the amount and timing of resources that Forest Laboratories will dedicate to the development, approval and marketing of milnacipran. Our ability to generate milestone and royalty payments from Forest Laboratories depends on Forest Laboratories’ ability to establish the safety and efficacy of milnacipran, obtain regulatory approvals and achieve market acceptance of milnacipran for the treatment of FMS.

We are subject to a number of additional risks associated with our dependence on our collaboration with Forest Laboratories, including:

•	Forest Laboratories could delay the commencement of any additional clinical trials for milnacipran for the treatment of FMS, extend the timeframe of any clinical trials, including the second Phase III clinical trial for milnacipran, underfund such clinical trials, stop either phase III trial or any other clinical trials for milnacipran or abandon development of milnacipran, repeat or conduct additional clinical trials or require a new formulation of milnacipran for clinical testing;

•	We and Forest Laboratories could disagree as to development plans, including the number and timing of clinical trials or regulatory approval strategy, or as to which additional indications for milnacipran should be pursued, if any, and therefore milnacipran may never be developed for any indications other than FMS;

•	Forest Laboratories could independently develop, develop with third parties or acquire products that could compete with milnacipran, including drugs approved for other indications used by physicians off-label for the treatment of FMS;

•	Forest Laboratories could fail to devote sufficient resources to the development, approval, commercialization, or marketing and distribution of any products developed under our collaboration agreement, including by failing to develop specialty sales forces if such sales forces are necessary for the most effective distribution of any approved product; and

•	Disputes regarding the collaboration agreement that delay or terminate the development, commercialization or receipt of regulatory approvals of milnacipran, may delay or prevent the achievement of clinical or regulatory objectives that would result in the payment of milestone payments or result in significant litigation or arbitration.

Furthermore, Forest Laboratories may terminate our collaboration agreement upon our material breach or our bankruptcy and may also terminate our agreement upon 120 days’ notice in the event Forest Laboratories reasonably determines that the development program indicates issues of safety or efficacy that are likely to prevent or significantly delay the filing or approval of a NDA or to result in labeling or indications that would significantly adversely affect the marketing of any product developed under the agreement. If any of these events occur, we may not be able to find another collaborator for development or commercialization, and if we elected to pursue further development and commercialization of milnacipran, we would experience substantially increased capital requirements that we might not be able to fund.

We rely upon an exclusive license from Pierre Fabre in order to develop and sell our milnacipran product candidate, and our ability to pursue the development and commercialization of milnacipran for the treatment of FMS depends upon the continuation of our license from Pierre Fabre.

Our license agreement with Pierre Fabre provides us with an exclusive license to develop and sell any products with the compound milnacipran as an active ingredient for any indication in the United States and Canada, with a right to sublicense certain rights to Forest Laboratories under our collaboration with Forest Laboratories. Either we or Pierre Fabre may terminate the license agreement for cause upon 90 days’ prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 90 days following the written notice. Furthermore, Pierre Fabre has the right to terminate the agreement upon 90 days’ prior notice to us if we and Forest terminate our development and marketing activities with respect to milnacipran, if we challenge certain patent rights of Pierre Fabre and under specified other circumstances. If our license agreement with Pierre Fabre were terminated, we would lose our rights to develop and commercialize products using the compound milnacipran as an active ingredient, as the compound is manufactured under Pierre Fabre patents and using Pierre Fabre know-how and trade secrets, and it would be unlikely that we could obtain the active ingredient in milnacipran from any other source.

We rely upon Pierre Fabre as our exclusive supplier of the compound used as the active ingredient in our milnacipran product candidate and if Pierre Fabre fails to supply us sufficient quantities of the active ingredient it may delay or prevent us from developing and commercializing milnacipran.

Pursuant to our purchase and supply agreement with Pierre Fabre, Pierre Fabre is the exclusive supplier to us and Forest Laboratories of the compound used as the active pharmaceutical ingredient in our milnacipran product candidate. Neither we nor Forest Laboratories have facilities for the manufacture of the product candidate. Currently, Pierre Fabre manufactures the active ingredient of milnacipran in its facility in Gaillac, France and Pierre Fabre is the only worldwide supplier of the active ingredient of milnacipran that is currently approved for sale as an antidepressant in 32 countries, but is not approved for sale in the United States. If any product is commercialized under the agreement, Pierre Fabre will have the exclusive right to manufacture the active ingredient used in our commercial product. If milnacipran is commercialized in the United States, Pierre Fabre’s facility will need to be inspected by the FDA for compliance with current good manufacturing practices, or cGMP, requirements. Due to the projected commercial quantities of milnacipran that we may require and to provide a second manufacturing site, Pierre Fabre has agreed that within a certain time period after commercial launch of milnacipran, it will qualify an additional manufacturing facility. We do not have control over Pierre Fabre’s compliance with cGMP requirements or Pierre Fabre’s compliance with its obligation to qualify a second manufacturing facility. If Pierre Fabre fails or is unable to provide, in a timely and economic manner, required quantities of the active ingredient that Forest Laboratories or we request for clinical purposes, our development program could be delayed. In addition, if Pierre Fabre fails to timely and economically supply us sufficient quantities for commercial sale, our product sales and market acceptance of the product could be adversely affected.

Furthermore, our purchase and supply agreement may be terminated for cause either by us or by Pierre Fabre upon 90 days’ prior written notice to the other party upon a material breach of the agreement if the breach is not cured within 90 days following the written notice. We have the right to manufacture milnacipran if Pierre Fabre does not have a required buffer stock or in the event that we terminate our license agreement with Pierre Fabre under certain circumstances. If our purchase and supply agreement with Pierre Fabre is terminated, we are unlikely to be able to qualify another supplier of the active ingredient within a reasonable time period, and our ability to develop and commercialize milnacipran will be significantly impaired.

Our agreements with Pierre Fabre and Forest Laboratories restrict our ability to develop specified compounds, which limits how we can expand our product candidates.

Under our agreements with Pierre Fabre and Forest Laboratories, Forest Laboratories has agreed to pay Pierre Fabre and us a royalty, in the event that Forest Laboratories sells a product other than milnacipran for FMS for a specified period of time, which shall not be less than three years. We are, in turn, obligated to pay a portion of the royalty we receive from Forest Laboratories to Pierre Fabre. In addition, each of us is subject to limitations related to each party’s development of any serotonin norephinephrine reuptake inhibitors, or SNRI, products other than milnacipran. These limitations include: (i) a prohibition on developing an SNRI product for specified indications for which milnacipran is being developed; and (ii) a prohibition on developing an SNRI product for any indication for a specified time period, and after such specified time period, a requirement that if one of the parties launches and sells an SNRI product that is prescribed off-label for any indication for which milnacipran is being developed, the selling party must reimburse the other parties for lost sales due to the off-label use.

There are very limited data supporting the use of mirtazapine for the treatment of OSA and it may not work.

There are very limited data supporting the use of mirtazapine alone, and no data supporting the use of mirtazapine in combination with another compound, for the treatment of OSA. We have made certain assumptions about mirtazapine as a potential treatment for OSA based on our assumptions about OSA and its causes and the pharmacology of mirtazapine and other compounds that we intend to combine with mirtazapine. However, these assumptions may prove to be wrong. Although mirtazapine is currently being sold as an antidepressant, it has only been tested as a treatment for OSA in animals and in 10 patients in one study and has never been tested for the treatment of OSA in combination with any other drug. Results obtained in animals are not highly predictive of results in humans. In addition, it is possible that the results that were obtained in this small study will not be repeated. We must conduct and obtain favorable results in at least two pivotal Phase III trials to support an application for FDA approval of any product candidate we develop using mirtazapine for the treatment of OSA. We and Organon have only begun our first Phase IIa trials and it is possible that mirtazapine, alone or in combination, may not work to treat OSA. The FDA has approved medical devices for the treatment of OSA but has never approved a drug for the treatment of OSA. In addition, our clinical trials may reveal that mirtazapine, alone or in combination with another compound, is not safe. If mirtazapine is not demonstrated to be a safe and effective treatment for OSA to the satisfaction of the FDA or other regulatory agencies, we will not receive regulatory approval and our business would be materially harmed.

We will rely upon an exclusive license from Organon in order to develop and sell mirtazapine for OSA, and our ability to pursue the development and commercialization of mirtazapine for the treatment of OSA depends upon the continuation of our license from Organon, and potentially two other third parties, depending upon whether or not a combination compound is selected.

Our license agreement with Organon provides us with an exclusive license to develop and sell any products with the compound mirtazapine as an active ingredient for OSA. Either we or Organon may terminate the license agreement for cause upon 60 days’ prior written notice to the other party upon the bankruptcy or dissolution of the other party, or upon a breach of any material provision of the agreement if the breach is not cured within 60 days, 45 days with respect to payments, following the written notice. Furthermore, either party has the right to terminate the agreement upon 60 days’ prior notice if we and Organon determine to cease all development under the agreement. If our license agreement with Organon were terminated, we would lose our rights to develop and commercialize mirtazapine for OSA.

We have also entered into two other license agreements that provide us with the flexibility to develop mirtazapine in combination with other compounds. These agreements may also be terminated by either party under similar circumstances to those under our agreement with Organon.

Provisions in our collaboration agreement with Forest Laboratories, our license agreement with Pierre Fabre and our agreement with Organon may prevent or delay a change in control.

Our collaboration agreement with Forest Laboratories provides that Forest Laboratories may elect to terminate our co-promotion rights for milnacipran or any other product developed under the collaboration agreement and we may lose our decision making authority with respect to the development of milnacipran if we engage in a merger, consolidation or sale of all or substantially all of our assets, or if another person or entity acquires at least 50% of our voting capital stock. Our license agreement with Pierre Fabre provides that Pierre Fabre may elect to terminate the agreement upon a change in control transaction in which a third party acquiror of us controls an SNRI product, and the acquiror does not take certain actions (e.g., divestiture of such SNRI product) within a specified time period to cure the breach of certain restrictions in the agreement that results from such SNRI product. Our agreement with Organon provides that Organon may elect to cause Cypress to exercise its option to receive potential royalty and milestone payments instead of participating in the cost and revenue sharing arrangement upon a change in control in the event that an acquiring company has an approved product in the market or in a Phase III or later clinical development that would compete with mirtazapine as a potential treatment for OSA and the acquirer does not agree to divest such product within 12 months following the change in control.

These provisions may have the effect of delaying or preventing a change in control or a sale of all or substantially all of our assets, or may reduce the number of companies interested in acquiring us.

We have limited experience in identifying, completing and integrating acquisitions, including acquisitions of product candidates, and other targets, and we may incur unexpected costs and disruptions to our businesses if we make mistakes in our selection of future acquisitions or fail to integrate any future acquisitions.

As part of our strategy, we are continuing to evaluate potential strategic transactions, including potential acquisitions of products, technologies and companies, in order to expand our product pipeline. As we did with our in-licensing of milnacipran and mirtazapine, we may seek to in-license compounds or acquire products or businesses. Future acquisitions and licensing transactions may expose us to operational and financial risks, including:

•	higher development costs than we anticipate;

•	higher than expected licensing or acquisition and integration costs;

•	exposure to liabilities of licensed or acquired intellectual property, compounds or products;

•	disruption of our business and diversion of our management’s time and attention to developing licensed or acquired compounds or products;

•	incurrence of dilutive issuances of securities or substantial debt to pay for licensing or acquisitions; and

•	impairment of relationships with key collaborators, suppliers or customers of any acquired businesses due to changes in management or ownership.

We also may devote resources to potential strategic transactions that require several agreements and that we never complete or may fail to realize the anticipated benefit of any strategic transaction we do complete. Finally, we may incur unexpected costs in connection with the disposition of products or businesses, including our disposition of our PROSORBA column for which we indemnified Fresenius HemoCare for any losses related to patent or trademark infringement claims.

We are at an early stage of development and we do not have and may never develop any commercial drugs or other products that generate revenues.

We are at an early stage of development as a biotechnology company and do not have any commercial products. We have only two product candidates, milnacipran, which we sublicensed to Forest Laboratories in January 2004 and mirtazapine, which is partnered with Organon as of June 2005. Milnacipran, our OSA candidate mirtazapine, or any future product candidates we may acquire or develop, will require significant additional development, clinical trials, regulatory approvals and additional investment before they can be commercialized. Our product development and product acquisition efforts may not lead to commercial drugs, either because the product candidates are not shown to be safe and effective in clinical trials, because we have inadequate financial or other resources to pursue clinical development of the product candidate, or because the FDA does not grant regulatory approval. We do not expect milnacipran to be marketed for a number of years, if at all, and mirtazapine as a potential treatment for OSA is at an even earlier stage of development. If we and Forest Laboratories are unable to develop milnacipran or if we and Organon are unable to develop mirtazapine as a commercial drug in the United States, or if such development is delayed, we will be unable to generate revenues, may be unsuccessful in raising additional capital, and may cease our operations.

The FDA approval of milnacipran, mirtazapine, or any future product candidate is uncertain and will involve the commitment of substantial time and resources.

Even if our Phase III trials for milnacipran, our Phase IIa trials for mirtazapine, or any future clinical trials are successful, we may not receive required regulatory approval from the FDA or any other regulatory body required for the commercial sale of milnacipran, mirtazapine, or any future products in the United States. In addition, even if we do obtain approval to market milnacipran or mirtazapine, the approval process by the FDA may take longer than we anticipate. The regulatory approval of a new drug typically takes many years and the outcome is uncertain. Despite the time and resources expended, regulatory approval is never guaranteed. If we fail to obtain regulatory approval for milnacipran, mirtazapine, or any future product candidates, we will be unable to market and sell any products and therefore may never generate any revenues from product sales or become profitable. In addition, our collaborators, or our third party manufacturers’ failure to comply with the FDA and other applicable United States or foreign regulations may subject us to administrative or judicially imposed sanctions, including warning letters, civil and criminal penalties, injunctions, product seizure or detention, product recalls, total or partial suspension of production and refusal to approve new drug approval applications.

As part of the regulatory approval process, we must conduct, at our own expense, preclinical research and clinical trials for each product candidate sufficient to demonstrate its safety and efficacy to the satisfaction of the

FDA and other regulatory agencies in the United States and other countries where the product candidate will be marketed if approved. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for and the regulations applicable to any particular product. The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable regulations and standards, including the cGMP requirements. The FDA can delay, limit or decline to grant approval for many reasons, including:

•	a product candidate may not be safe or effective;

•	we may not achieve statistical significance for the primary endpoint;

•	FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret such data;

•	the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of any future collaborators or contract manufacturers, including Pierre Fabre’s facility for the manufacture of the active ingredient in milnacipran; and

•	the FDA may change its approval policies or adopt new regulations.

We have agreed to pay certain external expenses associated with our second Phase III clinical trial evaluating milnacipran for FMS, currently being run by Forest Laboratories, and we may never be reimbursed for these amounts.

The amounts we are funding for external expenses for the second Phase III clinical trial evaluating milnacipran are only reimbursed to us by Forest Laboratories under specific scenarios where the second Phase III trial is used as one of the two required pivotal trials in the NDA submission to the FDA. It is possible that the second Phase III trial may not be utilized as one of the pivotal trials in the NDA submission, and, in such event, we will not be reimbursed by Forest Laboratories for certain costs incurred in connection with the second Phase III clinical trial. It is also possible that in the event the results from the first Phase III clinical trial are not successful, that Forest could alter the development plan for milnacipran or even terminate our collaboration agreement plan, which would prevent us from ever being reimbursed for our funding of the external expenses for the second Phase III trial for milnacipran.

If we receive regulatory approval for milnacipran, mirtazapine or any other future product candidate, we will be subject to ongoing FDA obligations and continuing regulatory review.

Any regulatory approvals that we or our collaborators receive for milnacipran, mirtazapine, or any future product candidates will be limited to the indications, dosages and restrictions on the product label. We currently intend to seek approval for milnacipran in the treatment of FMS and mirtazapine for the treatment of OSA. The FDA may not approve milnacipran or mirtazapine for our preferred indications at all, may approve milnacipran or mirtazapine for a more limited indication, or may impose additional limitations on the indicated uses or contain requirements for post-marketing surveillance or the performance of potentially costly post-marketing studies. Even if we receive FDA and other regulatory approvals, as we have seen with other products on the market for pain, milnacipran, or mirtazapine or any of our other future product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market. In our Phase II trial evaluating milnacipran for the treatment of FMS, the most common dose-related side effects reported by patients were nausea, particularly early in the study, as well as a slight increase in heart rate. Mirtazapine has a side effect profile that includes both sedation and weight gain, both of which could be significant in patients with OSA.. Any marketed product and its manufacturer continue to be subject to strict FDA regulation after approval, including regulation of product labeling and packaging, adverse event reporting, manufacture, storage, advertising, promotion and recordkeeping. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

We rely on third parties to conduct all of our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize milnacipran, mirtazapine, or any of our other future product candidates.

As of May 31, 2005, we had only 15 full-time employees. We have in the past and expect to continue to rely on third parties to conduct all of our clinical trials. We and Forest Laboratories are using the services of Scirex, a contract research organization, to conduct the first Phase III trial with respect to milnacipran, and to assist in the conduct of the second Phase III trial with respect to milnacipran. We are also using a contract research organization to conduct our Phase IIa trial for mirtazapine, alone and in combination with other compounds. Because we do not conduct our own clinical trials, we must rely on the efforts of others and cannot always control or predict accurately the timing of such trials, the costs associated with such trials or the procedures that are followed for such trials. We do not plan on significantly increasing our personnel in the foreseeable future and therefore, expect to continue to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, or if they fail to maintain compliance with applicable government regulations and standards, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize milnacipran, mirtazapine, or any of our other future product candidates.

Even if our product candidates are approved, the market may not accept these products.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, milnacipran, mirtazapine, or any future product candidates that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The FDA has never approved a drug for the treatment of FMS and has only approved medical devices for the treatment of OSA, and we cannot predict whether milnacipran or mirtazapine, if approved for these indications, will gain market acceptance. A number of additional factors may limit the market acceptance of products including the following:

•	timing of market entry relative to competitive products;

•	extent of marketing efforts by us and third-party distributors or agents retained by us;

•	rate of adoption by healthcare practitioners;

•	rate of a product’s acceptance by the target community;

•	availability of alternative therapies;

•	price of our product relative to alternative therapies;

•	availability of third-party reimbursement; and

•	the prevalence or severity of side effects or unfavorable publicity concerning our products or similar products.

If milnacipran, mirtazapine, or any future product candidates that we may develop do not achieve market acceptance, we may lose our investment in that product candidate, which may cause our stock price to decline.

Our competitors may develop and market products that are less expensive, more effective or safer, which may diminish or eliminate the commercial success of any products we may commercialize.

The biotechnology market is highly competitive. Large pharmaceutical and biotechnology companies have developed or are attempting to develop products that will compete with any products we may develop to target Functional Somatic Syndromes, such as FMS, or other central nervous system disorders, including OSA. With respect to our FMS program, Pfizer, Inc. has publicly disclosed that it has conducted a Phase II clinical trial evaluating the efficacy and safety of its compound, pregabalin, as a treatment for FMS. In addition, Eli Lilly and Company has publicly disclosed that it has conducted two Phase II clinical trials evaluating the efficacy and safety of its compound, duloxetine, as a treatment for FMS. Both companies may have or may decide to pursue Phase III programs with their compounds in FMS. Duloxetine is a serotonin norepinephrine reuptake inhibitor, and as a dual reuptake inhibitor is therefore similar in pharmacology to milnacipran, which is a norepinephrine serotonin reuptake inhibitor. Based on the similar pharmacology, it is anticipated that duloxetine, which is currently approved but not yet available for the treatment of depression, will receive some off-label use for the treatment of FMS. Tricyclic antidepressants, or TCAs, which are inexpensive generic formulations, are currently viewed as the drugs of choice in treating FMS.

It is possible that our competitors will develop and market products for FMS and OSA prior to us and that are less expensive and more effective than milnacipran or any of our future products or that will render any of our products obsolete. With respect to OSA, there is already competition from medical device companies. We also expect that, in the treatment of Functional Somatic Syndromes and other central nervous system disorders, competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial resources, technical expertise, research capabilities and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

We have the right to co-promote milnacipran and mirtazapine, but we do not have the marketing, sales or distribution experience or capabilities.

Our ability to co-promote any product developed under our agreements with Forest Laboratories and Organon is subject to our building our own marketing and sales capabilities, and we currently do not have the ability to directly sell, market or distribute any product. In addition, in the event our agreement with Forest Laboratories or our agreement with Organon is terminated or with respect to any other product we may develop that is not covered by our collaborations with Forest Laboratories or Organon, we would have to obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force or build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. We may not be able to enter into such arrangements with third parties in a timely manner or on acceptable terms or establish sales, marketing and distribution capabilities of our own. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidate’s commercialization success.

The continuing efforts of the government, insurance and management care organizations and other health care payors to contain or reduce prescription drug costs may adversely affect:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.

Successful commercialization of milnacipran and mirtazapine in the United States will depend in part on the extent to which government, insurance and management care organizations and other health care payors establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for prescription drugs. Third-party payors are also encouraging the use of generic drugs. These trends could influence health care purchases, as well as legislative proposals to reform health care or reduce government insurance programs and result in the exclusion of our product candidates from coverage and reimbursement programs or lower the prices of our product candidates. Our revenues from the sale of any approved products could be significantly reduced as a result of these cost containment measures and reforms.

We rely on our employees and consultants for their scientific and technical expertise in connection with our business operations.

We rely significantly on the scientific and technical expertise of our employees and consultants to conduct our business. As of May 31, 2005, we had only 15 full time employees and therefore, we rely heavily on our employees. In addition, because we have a small number of employees, we rely more on consultants than do other companies. If any of our relationships with our employees or consultants are terminated, we may lose access to scientific knowledge and expertise necessary for the research, development and commercialization of milnacipran, mirtazapine, or any further products. We do not anticipate significantly increasing our personnel in the foreseeable future and therefore, we expect to continue to rely on consultants and our current employees for scientific and technical knowledge and expertise essential to our business.

Our employment agreement with our chief executive officer provides for “at will” employment, which means that he may terminate his services to us at any time. In addition, our scientific advisors may terminate their services to us at any time.

We may be subject to product liability claims that could cause us to incur liabilities beyond our insurance coverage.

We plan to continue conducting clinical trials on humans using milnacipran and mirtazapine, and the use of milnacipran and mirtazapine may result in adverse effects. Although we are aware that there are side effects associated with both milnacipran and mirtazapine, we cannot predict all possible harm or side effects that may result from the treatment of patients with milnacipran, mirtazapine, or any of our future products, and the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We currently maintain $10,000,000 in insurance for product liability claims. We may not have sufficient resources to pay any liability resulting from such a claim beyond our insurance coverage.

We have a history of operating losses and we may never be profitable.

We have incurred substantial losses during our history. For the three months ended March 31, 2005 and the years ended December 31, 2004, 2003 and 2002, we incurred net losses of $1.7 million, $11.2 million, $21.7 million and $1.0 million, respectively. As of March 31, 2005, we had an accumulated deficit of $139.2 million. Our ability to become profitable will depend upon our and Forest Laboratories’ ability to develop, market and commercialize milnacipran and our and Organon’s ability to develop, market and commercialize mirtazapine with sufficient sales volumes, and our ability to develop, market and commercialize any other products. We do not expect to generate revenue from the sale of products for the next several years or become profitable in the foreseeable future and may never achieve profitability.

We will need substantial additional funding and may be unable to raise capital when needed, which could force us to scale back or discontinue the completion of any proposed acquisitions or adversely affect our ability to realize the expected benefits of any completed acquisitions.

We agreed to pay certain expenses in connection with the second Phase III clinical trial for milnacipran in FMS. In addition, we will incur certain non-reimbursable expenses in connection with the development of milnacipran. We are funding our current Phase IIa clinical trial for mirtazapine, alone and in combination with other compounds, and in the event a candidate is selected to be developed for OSA, we will share development costs with Organon. We will also incur expenses in connection with the evaluation of potential acquisitions or other strategic transactions and additional expenses in the event we close any such transactions. We do not have any committed external sources of funding and we will likely need to raise additional capital through the sale of equity or debt. The amount of capital we will require will depend upon many factors, including but not limited to, our OSA program, the evaluation and potential closing of any strategic transactions and the development strategy for milnacipran. If we are unable to raise capital when we need it, we may have to scale back or discontinue the evaluation or completion of any proposed acquisitions or strategic transaction(s).

Raising additional funds by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish propriety rights.

We will likely raise additional funds through public or private equity offerings, debt financings or corporate collaborations and licensing arrangements. To the extent that we raise additional capital by issuing equity securities, including by offering any of the shares of common stock covered by this prospectus, our existing stockholders’ ownership percentage will be diluted. In addition, if we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish potential valuable rights to our potential products on terms that are not favorable to us.

We may lose our net operating loss carryforwards, which could prevent us from offsetting future taxable income.

We have incurred substantial losses during our history and do not expect to become profitable in the foreseeable future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. All unused federal net operating losses will expire 15 or 20 years after any year in which they were generated. The carryforward period is 15 years for losses incurred prior to 1996 and 20 years for losses incurred subsequent to 1997. Approximately $1.2 million in federal net operating losses expired in 2004. Our California tax loss carryforwards will begin to expire in 2006.

Our stock price will likely be volatile.

The market prices of the stock of technology companies, particularly biotechnology companies, have been highly volatile. For the period from January 1, 2002 through December 31, 2004, the high and low closing sales prices for our common stock ranged from $1.00 to $16.05. For the three months ended March 31, 2005, our high and low closing sales prices were $14.05 and $9.09, respectively. Our stock price has been and will likely continue to be affected by this type of market volatility, as well as by our own performance. The following factors, among other risk factors, may have a significant effect on the market price of our common stock:

•	the results and timing of clinical trials for milnacipran;

•	developments in our relationship with Forest Laboratories;

•	developments in our relationship with Pierre Fabre;

•	the results and timing of our and Organon’s Phase IIa trials for mirtazapine;

•	developments in our relationship with Organon;

•	our entering into, or failing to enter into, an agreement for the acquisition of any products or companies, or an agreement with any corporate collaborator;

•	our available cash;

•	announcements of technological innovations or new products by us or our competitors;

•	developments in our patent or other proprietary rights;

•	fluctuations in our operating results;

•	litigation initiated by or against us;

•	developments in domestic and international governmental policy or regulation; and

•	economic and other external factors or other disaster or crisis.

The concentration of ownership among our existing officers, directors and principal stockholders may result in the entrenchment of management, prevent other stockholders from influencing significant corporate decisions and depress our stock price.

As of April 30, 2005, our executive officers, directors and stockholders who hold at least 5% of our stock beneficially owned and controlled approximately 36% of our outstanding common stock. If these officers, directors and principal stockholders act together, they will be able to help entrench management and to influence significantly and possibly control matters requiring approval by our stockholders, including a financing in which we sell more than 20% of our voting stock at a discount to the market price, the removal of any directors up for election, the election of the members of our board of directors, mergers, a sale of all or substantially all of our assets, going private transactions and other fundamental transactions. This concentration of ownership could also depress our stock price.

We expect to continue incurring increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the Nasdaq National Market, have and we expect will continue to result in increased costs to us. In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment has required the commitment of significant financial and managerial resources. We expect these efforts to require the continued commitment of significant financial resources and management time related to compliance activities. Additionally, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Risks Related to Our Intellectual Property

We rely primarily on a method patent to protect our proprietary technology for the development of milnacipran and mirtazapine, and our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology.

Our ability to compete may decrease or be eliminated if we are not able to protect our proprietary technology. The composition of matter patent for milnacipran (U.S. Patent 4,478,836) expired in June 2002. Accordingly, we rely on the patent for the method of synthesis of milnacipran (U.S. Patent 5,034,541), which expires on December 27, 2009 and was assigned to Pierre Fabre and licensed to us and on patents on the method of use of milnacipran to treat symptoms of FMS (U.S. Patent 6,602,911) and the method of use of milnacipran to treat symptoms of chronic fatigue syndrome (U.S. Patent 6,635,675) issued to us, to protect our proprietary technology with respect to the development of milnacipran. We have also filed additional patent applications related to milnacipran and to the use of milnacipran for FMS (and other related pain syndromes and disorders), although no patents have issued on these patent applications. Because there is limited patent protection for the composition of matter of milnacipran, other companies may be able to sell milnacipran in competition with us and Forest Laboratories unless we and Forest Laboratories are able to obtain additional protection through milnacipran-related patents or additional use patents that may issue from our pending patent applications or other regulatory exclusivity. It may be more difficult to establish infringement of methods of synthesis, formulation or use patents as compared to a patent on a compound. If we or Forest Laboratories are not able to obtain and enforce these patents, a competitor could use milnacipran for a treatment or use not covered by any of our patents.

We also will rely on method of use patents to protect our proprietary technology for the development of mirtazapine for OSA. The composition of matter patent for mirtazapine has expired. Because mirtazapine is sold as a generic drug, other companies may be able to sell mirtazapine for indications other than OSA in competition with us unless we, Organon and other license partners, depending upon which combination compound is selected, are able to obtain additional patent protection under the various patent applications that have been filed.

We also expect to rely on the United States Drug Price Competition and Patent Term Restoration Act, commonly known as the Hatch-Waxman Amendments, for protection of milnacipran or our other future products. The Hatch-Waxman Amendments provide data exclusivity for new molecular entities, such as that in milnacipran. Once a drug containing a new molecule is approved by the FDA, the FDA cannot accept an abbreviated NDA for a generic drug containing that molecule for five years, although the FDA may accept and approve a drug containing the molecule pursuant to an NDA supported by independent clinical data. Recent amendments have been proposed that would narrow the scope of Hatch-Waxman exclusivity and permit generic drugs to compete with our drug. After the Hatch-Waxman exclusivity period expires, assuming our patents are valid, we still expect to rely on our method of use patents to protect our proprietary technology with respect to the development of milnacipran. The patent positions of pharmaceutical companies are uncertain and may involve complex legal and factual questions. We may incur significant expense in protecting our intellectual property and defending or assessing claims with respect to intellectual property owned by others. Any patent or other infringement litigation by or against us could result in significant expense to us, including diversion of the resources of management.

Others may file patent applications or obtain patents on similar technology or compounds that compete with milnacipran for the treatment of FMS. We cannot predict the breadth of claims that will be allowed and issued in patent applications. Once patents have issued, we cannot predict how the claims will be construed or enforced. We may infringe on intellectual property rights of others without being aware of the infringement. If another party claims we are infringing their technology, we could have to defend an expensive and time consuming lawsuit, pay a large sum if we are found to be infringing, or be prohibited from selling or licensing our products unless we obtain a license or redesign our product, which may not be possible.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. Some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop similar knowledge, methods and know-how or gain access to our proprietary information through some other means.

Our ability to compete may decline if we do not adequately protect our proprietary rights.

Our commercial success depends on obtaining and maintaining proprietary rights to our product candidates and technologies and their uses as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, proprietary technologies and their uses from unauthorized use by third parties to the extent that valid and enforceable patents or effectively-protected trade secrets cover them.

Our ability to obtain patent protection for our products and technologies is uncertain due to a number of factors, including:

•	we may not have been the first to make the inventions covered by our pending patent applications or issued patents;

•	we may not have been the first to file patent applications for our product candidates or the technologies we rely upon;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	our disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of our pending patent applications may not result in issued patents;

•	we may not seek or obtain patent protection in all countries that will eventually provide a significant business opportunity;

•	any patents issued to us or our collaborators may not provide a basis for commercially viable products, may not provide us with any competitive advantages or may be challenged by third parties;

•	some of our proprietary technologies may not be patentable;

•	others may design around our patent claims to produce competitive products which fall outside of the scope of our patents; or

•	others may identify prior art which could invalidate our patents.

Even if we obtain patents covering our product candidates or technologies, we may still be barred from making, using and selling our product candidates or technologies because of the patent rights of others. Others may have filed and in the future are likely to file patent applications covering compounds, assays, genes, gene products or therapeutic products that are similar or identical to ours. Numerous U.S. and foreign issued patents and pending patent applications owned by others exist in the area of central nervous system disorders and the other fields in which we are developing products. These could materially affect our ability to develop our product candidates or sell our products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult to determine how such disputes will be resolved. Others may challenge the validity of our patents. If our patents are found to be invalid we will lose the ability to exclude others from making, using or selling the inventions claimed therein.

Some of our research collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired. In addition, in-licensed technology is important to our business. We generally will not control the patent prosecution, maintenance or enforcement of in-licensed technology.

A dispute concerning the infringement or misappropriation of our proprietary rights or the proprietary rights of others could be time consuming and costly and an unfavorable outcome could harm our business.

There is significant litigation in the industry regarding patent and other intellectual property rights. We may be exposed to future litigation by third parties based on claims that our product candidates, technologies or activities infringe the intellectual property rights of others. If our drug development activities are found to infringe any such patents, we may have to pay significant damages. There are many patents relating to chemical compounds and the uses thereof. If our compounds are found to infringe any such patents, we may have to pay significant damages. A patentee could prevent us from making, using or selling the patented compounds. We may need to resort to litigation to enforce a patent issued to us, protect our trade secrets or determine the scope and validity of third party proprietary rights. From time to time, we may hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities conducted by us. Either we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, whether we win or lose. We may not be able to afford the costs of litigation. Any legal action against our company or our collaborators could lead to:

•	payment of damages, potentially treble damages, if we are found to have willfully infringed such parties’ patent rights;

•	injunctive or other equitable relief that may effectively block our ability to further develop, commercialize and sell products; or

•	we or our collaborators having to enter into license arrangements that may not be available on commercially acceptable terms, if at all.

As a result, we could be prevented from commercializing current or future products.

The patent applications of pharmaceutical and biotechnology companies involve highly complex legal and factual questions, which could negatively impact our patent position.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. The United States Patent and Trademark Office’s standards are uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. United States patents and patent applications may also be subject to interference proceedings and United States patents may be subject to reexamination proceedings in the United States Patent and Trademark Office (and foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent office), which proceedings could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination and opposition proceedings may be costly. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

In addition, changes in or different interpretations of patent laws in the United States and foreign countries may permit others to use our discoveries or to develop and commercialize our technology and products without providing any compensation to us. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending our intellectual property rights. For example, some countries, including many in Europe, do not grant patent claims directed to methods of treating humans, and in these countries patent protection may not be available at all to protect our product candidates.

If we fail to obtain and maintain patent protection and trade secret protection of our product candidates, proprietary technologies and their uses, we could lose our competitive advantage and competition we face would increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to the Offered Common Stock

The projections contained in this prospectus or any applicable prospectus supplement, and the registration statement of which this prospectus or any applicable prospectus supplement may be a part, are based on assumptions that may not materialize.

The projections of our business included in this prospectus or any applicable prospectus supplement are based on assumptions which we believe are reasonable as of the date of such prospectus or prospectus supplement. No assurance can be given, however, regarding the attainability of the projections or the reliability of the assumptions on which they are based. Certain of the assumptions used may not materialize and unanticipated events may occur. Therefore, our actual results of operations may vary from the projections contained within this prospectus or any applicable prospectus supplement, and such variations may be material.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Our stockholders may not agree with the manner in which our management proposes to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase our market value or make us profitable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference, and the applicable prospectus supplement may contain, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,”

“potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements may be found, among other places, in the sections entitled “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 filed with the SEC, as well as any amendments thereto reflected in subsequent filings with the SEC. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under the section entitled “Risk Factors” in this prospectus and the applicable prospectus supplement. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or the prospectus supplement or the date of documents incorporated by reference in this prospectus that include forward-looking statements.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock under this prospectus for clinical trials, research and development and general and administrative expenses. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that are complementary to our own.

PLAN OF DISTRIBUTION

We may sell the common stock covered by this prospectus:

•	to or through one or more underwriters or dealers;

•	directly to purchasers, through agents; or

•	through a combination of any of these methods of sale.

We may distribute the common stock:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the common stock in the applicable prospectus supplement.

We may determine the price or other terms of the common stock offered under this prospectus by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

The underwriters in an offering of the common stock may also create a “short position” for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that is distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon by Cooley Godward LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in or omitted from this prospectus, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering is completed:

•	The description of our common stock set forth in the registration statement on Form 8-A registering our common stock under Section 12 of the Exchange Act, which was filed with the SEC on November 4, 1996 (File No. 000-12943);

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-12943), including certain information incorporated by reference from our Definitive Proxy Statement for our 2005 Annual Meeting of Stockholders filed with the SEC on April 27, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 10, 2005 (File No. 000-12943);

•	Our Current Report on Form 8-K which was filed on February 11, 2005 (File No. 000-12943); and

•	Our Current Report on Form 8-K which was filed on June 29, 2005 (File No. 000-12943).

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Cypress Bioscience, Inc.
4350 Executive Drive, Suite 325
San Diego, CA 92121
(858) 452-2323
Attention: Investor Relations

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the common stock offered in this prospectus shall be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the respective date of filing such documents.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the common stock described in this prospectus. This prospectus does not contain or incorporate by reference all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC web site or at the SEC office referred to above. Any statement made or incorporated by reference in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.